Exhibit 99.1

Scotiabank reports first quarter results

TORONTO, February 28, 2017 – Scotiabank reported first quarter net income of $2,009 million compared to $1,814 million in the same period last year. Diluted earnings per share were $1.57, compared to $1.43 in the same period a year ago. Return on equity was 14.3% compared to 13.8% last year.

“All our businesses delivered strong results, contributing to solid top line growth and a continued improvement in efficiency,” said Brian Porter, Scotiabank President and CEO. “We continue to make good progress against our strategic agenda, which will create medium, as well as long-term, value for our shareholders, and improve our customers’ experience. For example, we have opened ‘Digital Factories’ in Toronto, Mexico, Peru, Chile and Colombia that are delivering solutions to reduce friction points for our customers, reduce structural costs and improve the way we deliver products and services.”

“Canadian Banking had another strong quarter, achieving solid results while investing in digital capabilities to improve customer experience. The emphasis on growing and deepening customer relationships, as well as improving business mix, resulted in good balance sheet growth.

“International Banking continues to generate momentum with record quarterly results reflecting the sixth consecutive quarter of earnings exceeding $500 million. The results were underpinned by solid growth in our key Pacific Alliance countries where we continue to see great potential.

“We are pleased with the results in our Global Banking and Markets business, which continues to build on the good earnings we saw in the second half of 2016. Strong performance this quarter was driven by higher contributions in our fixed income and corporate lending businesses.

“The Bank’s Common Equity Tier 1 capital ratio strengthened to 11.3% this quarter. Our strong capital position allows us to grow and make investments in our businesses as well as return capital to our shareholders. This quarter we announced a 2 cent increase in the quarterly dividend to 76 cents per common share – up 6% from a year ago.

“We are pleased with our results this quarter and remain intensely focused on delivering an improved customer experience in all of the markets in which we operate.”

Live audio Web broadcast of the Bank’s analysts’ conference call. See page 54 for details.

Financial Highlights

	As at and for the three months ended
(Unaudited)	January 31 2017	October 31 2016	January 31 2016
Operating results ($ millions)
Net interest income	3,643	3,653	3,519
Non-interest income	3,225	3,098	2,846
Total revenue	6,868	6,751	6,365
Provision for credit losses	553	550	539
Non-interest expenses	3,689	3,650	3,568
Income tax expense	617	540	444
Net income	2,009	2,011	1,814
Net income attributable to common shareholders	1,909	1,908	1,730
Operating performance
Basic earnings per share ($)	1.58	1.58	1.44
Diluted earnings per share ($)	1.57	1.57	1.43
Adjusted diluted earnings per share ($)(1)	1.58	1.58	1.44
Return on equity (%)	14.3	14.7	13.8
Productivity ratio (%)	53.7	54.1	56.1
Core banking margin (%)(1)	2.40	2.40	2.38
Financial position information ($ millions)
Cash and deposits with financial institutions	48,429	46,344	75,253
Trading assets	106,518	108,561	104,276
Loans	477,353	480,164	476,553
Total assets	886,992	896,266	919,613
Deposits	604,698	611,877	630,891
Common equity	53,006	52,657	50,896
Preferred shares	3,249	3,594	3,284
Assets under administration	469,611	472,817	452,562
Assets under management	193,998	192,702	179,004
Capital and liquidity measures
Common Equity Tier 1 (CET1) capital ratio (%)	11.3	11.0	10.1
Tier 1 capital ratio (%)	12.6	12.4	11.2
Total capital ratio (%)	14.8	14.6	13.4
Leverage ratio (%)	4.5	4.5	4.0
CET1 risk-weighted assets ($ millions)(2)	359,611	364,048	374,457
Liquidity coverage ratio (LCR) (%)	132	127	124
Credit quality
Net impaired loans ($ millions)(3)	2,416	2,446	2,335
Allowance for credit losses ($ millions)	4,508	4,626	4,354
Net impaired loans as a % of loans and acceptances(3)	0.49	0.49	0.48
Provision for credit losses as a % of average net loans and acceptances (annualized)	0.45	0.45	0.45
Common share information
Closing share price ($) (TSX)	77.76	72.08	57.39
Shares outstanding (millions)
Average – Basic	1,209	1,206	1,203
Average – Diluted	1,229	1,226	1,225
End of period	1,208	1,208	1,203
Dividends paid per share ($)	0.74	0.74	0.70
Dividend yield (%)(4)	4.0	4.3	4.9
Market capitalization ($ millions) (TSX)	93,951	87,065	69,015
Book value per common share ($)	43.87	43.59	42.32
Market value to book value multiple	1.8	1.7	1.4
Price to earnings multiple (trailing 4 quarters)	13.1	12.4	9.9
Other information
Employees	88,804	88,901	89,297
Branches and offices	3,081	3,113	3,161
(1)	Refer to page 4 for a discussion of non-GAAP measures.
(2)	Credit valuation adjustment (CVA) risk-weighted assets were calculated using scalars of 0.72, 0.77 and 0.81 to compute CET1, Tier 1 and Total capital ratios, respectively, in 2017.
(3)	Excludes loans acquired under the Federal Deposit Insurance Corporation (FDIC) guarantee related to the acquisition of R-G Premier Bank of Puerto Rico.
(4)	Based on the average of the high and low common share prices for the period.

2    Scotiabank First Quarter Report 2017

MANAGEMENT’S DISCUSSION & ANALYSIS

MANAGEMENT’S DISCUSSION & ANALYSIS

The Management’s Discussion and Analysis (MD&A) is provided to enable readers to assess the Bank’s financial condition and results of operations as at and for the period ended January 31, 2017. The MD&A should be read in conjunction with the Bank’s unaudited Condensed Interim Consolidated Financial Statements included in this Report to Shareholders, and the Bank’s 2016 Annual Report. This MD&A is dated February 28, 2017.

Additional information relating to the Bank, including the Bank’s 2016 Annual Report, are available on the Bank’s website at www.scotiabank.com, as well, the Bank’s 2016 Annual Report and Annual Information Form are available on SEDAR at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Contents

3	Management’s Discussion and Analysis
	4	Non-GAAP measures
5	Group Financial Performance and Financial Condition
	5	Financial results
	6	Risk management
	20	Financial position
	20	Capital management

	21	Common dividend
	21	Financial instruments
	22	Selected credit instruments
	22	Off-balance sheet arrangements
	22	Regulatory developments
23	Accounting Policies and Controls
	23	Accounting policies and estimates

	24	Future accounting developments
	24	Changes in internal control over financial reporting
	24	Related party transactions
24	Economic Outlook
25	Business Segment Review
31	Quarterly Financial Highlights
32	Share Data

Forward-looking statements Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in the Bank’s 2016 Annual Report under the headings “Overview-Outlook,” for Group Financial Performance “Outlook,” for each business segment “Outlook” and in other statements regarding the Bank’s objectives, strategies to achieve those objectives, the regulatory environment in which the Bank operates, anticipated financial results (including those in the area of risk management), and the outlook for the Bank’s businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “anticipate,” “intent,” “estimate,” “plan,” “may increase,” “may fluctuate,” and similar expressions of future or conditional verbs, such as “will,” “may,” “should,” “would” and “could.”

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond the Bank’s control and the effects of which can be difficult to predict, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity and funding; significant market volatility and interruptions; the failure of third parties to comply with their obligations to the Bank and its affiliates; changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes to, and interpretations of tax laws and risk-based capital guidelines and reporting instructions and liquidity regulatory guidance; changes to the Bank’s credit ratings; operational (including technology) and infrastructure risks; reputational risks; the risk that the Bank’s risk management models may not take into account all relevant factors; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank’s ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank’s ability to complete and integrate acquisitions and its other growth strategies; critical accounting estimates and the effects of changes in accounting policies and methods used by the Bank as described in the Bank’s annual financial statements (See “Controls and Accounting Policies—Critical accounting estimates” in the Bank’s 2016 Annual Report) and updated by this document; global capital markets activity; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers; increasing cyber security risks which may include theft of assets, unauthorized access to sensitive information or operational disruption; consolidation in the financial services sector in Canada and globally; competition, both from new entrants and established competitors; judicial and regulatory proceedings; natural disasters, including, but not limited to, earthquakes and hurricanes, and disruptions to public infrastructure, such as transportation, communication, power or water supply; the possible impact of international conflicts and other developments, including terrorist activities and war; the effects of disease or illness on local, national or international economies; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the “Risk Management” section of the Bank’s 2016 Annual Report.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2016 Annual Report under the heading “Overview-Outlook,” as updated by this document; and for each business segment “Outlook”. The “Outlook” sections are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections. The preceding list of factors is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Scotiabank First Quarter Report 2017    3

MANAGEMENT’S DISCUSSION & ANALYSIS

Non-GAAP Measures

The Bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on International Financial Reporting Standards (IFRS), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability between companies using these or similar measures. The Bank believes that certain non-GAAP measures are useful in assessing underlying ongoing business performance and provide readers with a better understanding of how management assesses performance. These non-GAAP measures are used throughout this report and defined below.

Adjusted diluted earnings per share

The adjusted diluted earnings per share is calculated as follows:

	For the three months ended
($ millions)	January 31 2017	October 31 2016	January 31 2016
Net income attributable to common shareholders (diluted) (refer to Note 17)	$1,928	$1,925	$1,749
Adjusted for:
Amortization of intangible assets, excluding software (after tax)	18	18	20
Adjusted net income attributable to common shareholders (diluted)	$1,946	$1,943	$1,769
Weighted average number of diluted common shares outstanding (millions)	1,229	1,226	1,225
Adjusted diluted earnings per share(1) (in dollars)	$1.58	$1.58	$1.44
(1)	Adjusted diluted earnings per share calculations are based on full dollar and share amounts.

Core banking assets

Core banking assets are average earning assets excluding bankers’ acceptances and average trading assets within Global Banking and Markets.

Core banking margin

This ratio represents net interest income divided by average core banking assets.

4    Scotiabank First Quarter Report 2017

MANAGEMENT’S DISCUSSION & ANALYSIS

Group Financial Performance and Financial Condition

Financial results

The Bank’s net income was $2,009 million compared to $1,814 million in the same period last year, and $2,011 million last quarter. Diluted earnings per share were $1.57 compared to $1.43 in the same period last year and $1.57 last quarter. Return on equity was 14.3% compared to 13.8% last year and 14.7% last quarter.

Impact of foreign currency translation

The table below reflects the estimated impact of foreign currency translation on key income statement items.

	Average exchange rate			% Change
For the three months ended	January 31, 2017	October 31, 2016	January 31, 2016	January 31, 2017 vs. October 31, 2016	January 31, 2017 vs. January 31, 2016
U.S dollar/Canadian dollar	0.750	0.762	0.729	(1.7)%	2.9%
Mexican Peso/Canadian dollar	15.503	14.394	12.567	7.7%	23.4%
Peruvian Sol/Canadian dollar	2.533	2.565	2.466	(1.3)%	2.7%
Colombian Peso/Canadian dollar	2,266	2,239	2,317	1.2%	(2.2)%
Chilean Peso/Canadian dollar	498.214	505.809	517.459	(1.5)%	(3.7)%

Impact on net income(1) ($ millions except EPS)	January 31, 2017 vs. October 31, 2016	January 31, 2017 vs. January 31, 2016
Net interest income	$(7)	$(108)
Non-interest income(2)	11	(58)
Non-interest expenses	8	86
Other items (net of tax)	(2)	28
Net income	$10	$(52)
Earnings per share (diluted)	$0.01	$(0.04)
Impact by business line ($ millions)
Canadian Banking	$2	$(1)
International Banking(2)	21	(22)
Global Banking and Markets	6	(11)
Other(2)	(19)	(18)

	$10	$(52)
(1)	Includes the impact of all currencies.
(2)	Includes the impact of foreign currency hedges.

Financial results commentary

Net income

Q1 2017 vs Q1 2016

Net income was $2,009 million, up $195 million or 11%. Higher net interest income and increased banking, trading and underwriting fees were partly offset by higher non-interest expenses, income taxes and the impact of foreign currency translation.

Q1 2017 vs Q4 2016

Net income was $2,009 million compared to $2,011 million. Higher non-interest income, including trading, banking, and insurance fees, were more than offset by higher non-interest expenses and income taxes.

Net interest income

Q1 2017 vs Q1 2016

Net interest income was $3,643 million, an increase of $124 million or 3%. Net interest income increased 7% adjusting for the impact of foreign currency translation. The increase was due primarily from growth in residential mortgages, automotive loans and credit card loans in Canadian Banking, corporate loans in the U.S. and Canada, as well as growth in investment securities.

The core banking margin was 2.40%, up two basis points from 2.38% driven by wider margins across all business lines. Partially offsetting were lower contributions from asset/liability management activities.

Q1 2017 vs Q4 2016

Net interest income was $3,643 million compared to $3,653 million last quarter. Most of this modest decline was due to foreign exchange translation. Growth in residential mortgages in Canadian Banking and higher loan volumes in Global Banking and Markets were offset by lower levels of deposits with banks.

The core banking margin was stable at 2.40%. Lower margins in Global Banking and Markets and International Banking were offset by higher contributions from asset/liability management activities.

Scotiabank First Quarter Report 2017    5

MANAGEMENT’S DISCUSSION & ANALYSIS

Non-interest income

Q1 2017 vs Q1 2016

Non-interest income was $3,225 million, up $379 million or 13%. This increase was due mainly to higher banking, trading, underwriting, and wealth management fees, as well as acquisitions. Gains on sale of real estate were offset by lower net gain on investment securities and the impact of foreign currency translation.

Q1 2017 vs Q4 2016

Non-interest income increased $127 million or 4% over last quarter. Higher trading, banking and insurance revenues were partially offset by lower advisory fees, net gain on investment securities, and contributions from investments in associates.

Provision for credit losses

Q1 2017 vs Q1 2016

Provision for credit losses was $553 million, an increase of $14 million or 3%. Higher retail and commercial provisions in Canadian and International Banking were mostly offset by lower provisions in Global Banking and Markets due to significantly lower provisions in the energy sector. The provision for credit losses ratio remains unchanged at 45 basis points.

Q1 2017 vs Q4 2016

Provision for credit losses was stable at $553 million compared to $550 million last quarter. Higher retail and commercial provisions in Canadian and International Banking were largely offset by lower provisions in Global Banking and Markets. The provision for credit losses ratio was 45 basis points in both periods.

Non-interest expenses

Q1 2017 vs Q1 2016

Non-interest expenses were $3,689 million, up 3% from $3,568 million. Non-interest expenses increased 6% adjusting for the impact of foreign currency translation. Investment in business initiatives continues to drive increases in digital and technology-related expenses. Additionally, higher performance-based compensation and employee pension and benefit expenses contributed to the increase. These costs were partially offset by benefits from cost reduction initiatives and lower advertising and other business expenses.

Operating leverage was positive 4.5%, leading to productivity improvements. The productivity ratio was 53.7% compared to 56.1%.

Q1 2017 vs Q4 2016

Non-interest expenses were $3,689 million up from $3,650 million or 1%. Higher salary, share-based compensation and employee pension and benefit expenses were the main drivers for the increase, largely offset by benefits from cost reduction initiatives and decreases in advertising and professional services. The productivity ratio was 53.7% compared to 54.1%.

Taxes

Q1 2017 vs Q1 2016

The effective tax rate increased to 23.5% from 19.7%, due primarily to higher tax-exempt income in the prior year.

Q1 2017 vs Q4 2016

The effective tax rate increased 2.3% from 21.2%, due primarily to higher taxes in foreign jurisdictions.

Risk management

The Bank’s risk management policies and practices have not substantially changed from those outlined in the Bank’s 2016 Annual Report. For a complete discussion of the risk management policies and practices and additional information on risk factors, refer to the “Risk Management” section in the 2016 Annual Report.

Credit risk

Allowance for credit losses

The allowance for credit losses was $4,274 million as at January 31, 2017 (excluding $234 million related to loans purchased under FDIC guarantee related to the acquisition of R-G Premier Bank of Puerto Rico) compared to $4,392 million (excluding $234 million related to R-G Premier Bank) as at October 31, 2016.

The allowance related to impaired loans was $2,833 million compared to $2,948 million as at October 31, 2016. The allowance against performing loans was $1,441 million compared to $1,444 million as at October 31, 2016.

In Canadian Banking, the allowance decreased to $810 million from $816 million as at October 31, 2016, due to higher write-offs in the commercial portfolios.

In International Banking, the allowance decreased to $1,872 million from $1,976 million as at October 31, 2016, due primarily to the impact of foreign currency translation and decreases in gross impaired loans in retail portfolios.

6    Scotiabank First Quarter Report 2017

MANAGEMENT’S DISCUSSION & ANALYSIS

In Global Banking and Markets, the allowance decreased to $151 million from $156 million as at October 31, 2016, due primarily to the impact of foreign currency translation.

Impaired loans

Total gross impaired loans as at January 31, 2017, were $5,249 million, down $145 million from October 31, 2016, of which $124 million relates to the impact of foreign currency translation. The remainder of the decrease was in International Banking and Global Banking and Markets partially offset by an increase in Canadian Banking.

Total net impaired loans as at January 31, 2017, were $2,416 million, down $30 million from $2,446 million as at October 31, 2016. Net impaired loans in Canadian Banking were $451 million as at January 31, 2017, an increase of $36 million from October 31, 2016, due to increases in the retail portfolio. International Banking’s net impaired loans of $1,645 million as at January 31, 2017, decreased from $1,652 million as at October 31, 2016, largely due to the impact of foreign currency translation and a decrease in the commercial portfolio partially offset by an increase in the retail portfolio. In Global Banking and Markets, net impaired loans decreased to $320 million as at January 31, 2017, from $379 million as at October 31, 2016, due to lower gross impaired loans.

Acquisition-related purchased loans

All purchased loans are initially measured at fair value on the date of acquisition, with no allowance for credit losses recorded in the Consolidated Statement of Financial Position on the date of acquisition. Consequently, none of the purchased loans are considered to be impaired on the date of acquisition. In arriving at the fair value, the Bank considers interest rate mark and credit rate mark adjustments.

The interest rate mark on the date of acquisition is principally set up for fixed interest rate loans and captures the impact of the interest rate differential between the contractual rate of interest on the loan and the prevailing interest rate on the loan on the date of acquisition for the remaining term. The interest rate mark is fully amortized into interest income in the Consolidated Statement of Income over the expected life of the loan using the effective interest method.

The credit mark captures management’s best estimate of cash flow shortfalls on the loans over their lifetime as determined at the date of acquisition. Changes to the expected cash flows of these loans are recorded as a charge/recovery in the provision for credit losses in the Consolidated Statement of Income.

The total credit mark remaining on all acquired loans in Canadian Banking and International Banking as at January 31, 2017 was $216 million (October 31, 2016 – $259 million). Adjusting for the impact of foreign currency translation, the utilization of incurred and expected losses in the credit mark during the quarter was $36 million (October 31, 2016 – $60 million). The net benefit to net income attributable to common shareholders from the credit mark on acquired loans this quarter was $22 million (October 31, 2016 – $29 million).

Overview of loan portfolio

The Bank has a well diversified portfolio by product, business and geography. Details of certain portfolios of current focus are highlighted below.

Real estate secured lending

A large portion of the Bank’s lending portfolio is comprised of residential mortgages and consumer loans, which are well diversified by borrower. As at January 31, 2017, these loans amounted to $322 billion or 65% of the Bank’s total loans and acceptances outstanding (October 31, 2016 – $322 billion or 65%). Of these, $243 billion or 75% are real estate secured loans (October 31, 2016 – $242 billion or 75%). The tables below provide more details by portfolios.

Insured and uninsured mortgages and home equity lines of credit

The following table presents amounts of insured and uninsured residential mortgages and home equity lines of credit (HELOCs), by geographic areas.

	As at January 31, 2017
	Residential mortgages						Home equity lines of credit
	Insured (1)		Uninsured		Total		Insured (1)		Uninsured		Total
($ millions)	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Canada:(2)
Atlantic provinces	$6,978	3.6%	$4,936	2.5%	$11,914	6.1%	$1	–%	$1,243	6.6%	$1,244	6.6%
Quebec	8,424	4.3	7,225	3.7	15,649	8.0	–	–	983	5.2	983	5.2
Ontario	51,168	26.3	43,930	22.5	95,098	48.8	1	–	9,591	50.5	9,592	50.5
Manitoba & Saskatchewan	5,870	3.0	3,283	1.7	9,153	4.7	1	–	827	4.4	828	4.4
Alberta	19,497	10.0	10,923	5.6	30,420	15.6	3	0.1	3,002	15.8	3,005	15.9
British Columbia & Territories	16,660	8.5	16,134	8.3	32,794	16.8	–	–	3,292	17.4	3,292	17.4
Canada(3)	$108,597	55.7%	$86,431	44.3%	$195,028	100%	$6	0.1%	$18,938	99.9%	$18,944	100%
International	–	–	29,057	100	29,057	100	–	–	–	–	–	–
Total	$108,597	48.5%	$115,488	51.5%	$224,085	100%	$6	0.1%	$18,938	99.9%	$18,944	100%
	As at October 31, 2016
Canada(3)	$109,947	56.9%	$83,356	43.1%	$193,303	100%	$8	0.1%	$19,065	99.9%	$19,073	100%
International	–	–	29,585	100	29,585	100	–	–	–	–	–	–
Total	$109,947	49.3%	$112,941	50.7%	$222,888	100%	$8	0.1%	$19,065	99.9%	$19,073	100%
(1)	Default insurance is contractual coverage for the life of eligible facilities whereby the Bank’s exposure to real estate secured lending is protected against potential shortfalls caused by borrower default. This insurance is provided by either government-backed entities or private mortgage insurers.
(2)	The province represents the location of the property in Canada.
(3)	Includes multi-residential dwellings (4+ units) of $2,527 (October 31, 2016 – $2,376) of which $1,490 are insured (October 31, 2016 – $1,392).

Scotiabank First Quarter Report 2017    7

MANAGEMENT’S DISCUSSION & ANALYSIS

Amortization period ranges for residential mortgages

The following table presents the distribution of residential mortgages by remaining amortization periods, and by geographic areas.

	As at January 31, 2017
	Residential mortgages by amortization period
	Less than 20 years	20-24 years	25-29 years	30-34 years	35 years and greater	Total residential mortgages
Canada	35.2%	36.5%	26.7%	1.5%	0.1%	100%
International	68.0%	18.6%	11.2%	2.1%	0.1%	100%
	As at October 31, 2016
Canada	35.2%	36.3%	26.7%	1.7%	0.1%	100%
International	67.7%	19.0%	11.5%	1.7%	0.1%	100%

Loan to value ratios

The Canadian residential mortgage portfolio is 44% uninsured (October 31, 2016 – 43%). The average loan-to-value (LTV) ratio of the uninsured portfolio is 51% (October 31, 2016 – 50%).

The following table presents the weighted average LTV ratio for total newly originated uninsured residential mortgages and home equity lines of credit, which include mortgages for purchases, refinances with a request for additional funds and transfers from other financial institutions, by geographic areas in the current quarter.

	Uninsured LTV ratios(1)
	For the three months ended January 31, 2017
	Residential mortgages	Home equity lines of credit(2)
	LTV%	LTV%
Canada:
Atlantic provinces	69.1%	58.8%
Quebec	65.2	67.7
Ontario	62.9	63.6
Manitoba & Saskatchewan	68.0	64.2
Alberta	67.2	69.7
British Columbia & Territories	61.6	62.4
Canada	63.6%	64.0%
International	71.2%	n/a
	For the three months ended October 31, 2016
Canada	63.4%	64.4%
International	69.6%	n/a
(1)	The province represents the location of the property in Canada.
(2)	Includes only home equity lines of credit (HELOC) under Scotia Total Equity Plan. LTV is calculated based on the sum of residential mortgages and the authorized limit for related HELOCs, divided by the value of the related residential property, and presented on a weighted average basis for newly originated mortgages and HELOCs.

Potential impact on residential mortgages and real estate home equity lines of credit in the event of an economic downturn

The Bank performs stress testing on its portfolio to assess the impact of increased levels of unemployment, rising interest rates, reduction in property values and changes in other relevant macro-economic variables. Potential losses in the mortgage portfolio under such economic downturn scenarios are considered manageable given the diversified composition of the portfolio, the high percentage of insured exposures, and the low LTV in the portfolio. This is further supported by sound risk management oversight and pro-active risk mitigation strategies.

European exposures

As a result of the Bank’s broad international operations, the Bank has sovereign credit risk exposure to a number of countries. The Bank actively manages this sovereign risk, including the use of risk limits calibrated to the credit worthiness of the sovereign exposure.

8    Scotiabank First Quarter Report 2017

MANAGEMENT’S DISCUSSION & ANALYSIS

The current European exposure is provided below:

	As at
	January 31, 2017						October 31 2016
	Loans and loan equivalents
($ millions)	Loans and acceptances(1)	Letters of credit and guarantees(2)	Undrawn commitments(3)	Securities and deposits with financial institutions(4)	Securities Financing Transactions (SFT) and derivatives(5)	Total European exposure	Total European exposure
Gross exposures	$10,419	$2,693	$14,758	$14,947	$2,069	$44,886	$41,597
Less: Undrawn commitments	–	–	14,758	–	–	14,758	12,472
Net funded exposures	$10,419	$2,693	$–	$14,947	$2,069	$30,128	$29,125
(1)	Individual allowances for credit losses are $35.9.
(2)	Letters of credit and guarantees are included as funded exposure as they have been issued.
(3)	Undrawn commitments represent an estimate of the contractual amount that may be drawn upon by the obligor.
(4)	Exposures for securities are calculated taking into account derivative positions where the security is the underlying reference asset and short trading positions.
(5)	SFT comprise of securities purchased under resale agreements, obligations related to securities sold under repurchase agreements and securities lending and borrowing transactions. Gross and net funded exposures represent all net positive positions after taking into account collateral. Collateral held against derivatives was $1,377 and collateral held against SFT was $10,530.

The Bank believes that its European exposures are manageable, are sized appropriately relative to the credit worthiness of the counterparties (85% of the exposures are to investment grade counterparties based on a combination of internal and external ratings), and are modest relative to the capital levels of the Bank. The Bank’s European exposures are carried at amortized cost or fair value using observable inputs, with negligible amounts valued using models with unobservable inputs (Level 3). There were no significant events in the quarter that have materially impacted the Bank’s exposures.

Below are the funded exposures related to all European countries:

	As at
	January 31, 2017				October 31 2016
($ millions)	Sovereign(1)	Bank	Corporate(2)	Total	Total
Greece	$–	$–	$294	$294	$311
Ireland	32	26	225	283	350
Italy	–	48	25	73	191
Portugal	17	–	–	17	–
Spain	–	241	261	502	599
Total GIIPS	$49	$315	$805	$1,169	$1,451

U.K.	$4,274	$1,427	$6,288	$11,989	$11,028
Germany	1,935	411	1,628	3,974	4,080
France	2,027	968	652	3,647	3,742
Netherlands	31	693	1,434	2,158	2,105
Switzerland	72	120	929	1,121	1,599
Other	2,145	197	3,728	6,070	5,120
Total Non-GIIPS	$10,484	$3,816	$14,659	$28,959	$27,674
Total Europe	$10,533	$4,131	$15,464	$30,128	$29,125
Total Europe as at October 31, 2016	$7,336	$5,158	$16,631	$29,125
(1)	Includes $1,713 (October 31, 2016 – $1,959) in exposures to supra-national agencies.
(2)	Corporate includes financial institutions that are not banks.

The Bank’s exposure to certain European countries of focus – Greece, Ireland, Italy, Portugal and Spain (GIIPS) – is not significant. As of January 31, 2017, the Bank’s current funded exposure to the GIIPS sovereign entities, as well as banks and non-bank financial institutions and corporations domiciled in these countries, totaled approximately $1.2 billion, down from $1.5 billion last quarter. Of the $1.2 billion, $1.0 billion was related to loans and loan equivalents.

Specific to sovereign exposures to GIIPS, the Bank’s exposure to Ireland included central bank deposits of $31 million and $1 million in trading book securities. The Bank had no sovereign securities holdings of Greece, Italy, Portugal and Spain.

The Bank had exposures to Italian banks of $48 million, as at January 31, 2017 (October 31, 2016 – $181 million), primarily related to letters of credit. Greek exposure of $294 million (October 31, 2016 – $311 million) related primarily to secured loans to shipping companies.

Scotiabank First Quarter Report 2017    9

MANAGEMENT’S DISCUSSION & ANALYSIS

The Bank’s exposures are distributed as follows:

	As at
	January 31, 2017					October 31 2016
($ millions)	Loans and loan equivalents	Deposits with financial institutions	Securities	SFT and derivatives	Total	Total
Greece	$293	$–	$1	$–	$294	$311
Ireland	116	32	100	35	283	350
Italy	98	–	(26)	1	73	191
Portugal	–	–	–	17	17	–
Spain	443	–	(14)	73	502	599
Total GIIPS	$950	$32	$61	$126	$1,169	$1,451

U.K.	$5,058	$3,101	$2,795	$1,035	$11,989	$11,028
Germany	1,015	317	2,531	111	3,974	4,080
France	702	399	2,502	44	3,647	3,742
Netherlands	1,153	111	668	226	2,158	2,105
Switzerland	764	20	101	236	1,121	1,599
Other	3,470	46	2,263	291	6,070	5,120
Total Non-GIIPS	$12,162	$3,994	$10,860	$1,943	$28,959	$27,674
Total Europe	$13,112	$4,026	$10,921	$2,069	$30,128	$29,125

Securities exposures to European sovereigns and banks (excluding GIIPS) were $8.3 billion as at January 31, 2017 (October 31, 2016 – $6.0 billion), predominantly related to issuers in France, Germany, the United Kingdom and Luxembourg. Securities are carried at fair value and substantially all holdings have strong market liquidity.

The largest portion of funded credit exposure is in the form of funded loans which are recorded on an accrual basis. As well, credit exposure to clients arises from client-driven derivative transactions and securities financing transactions (reverse repurchase agreements, repurchase agreements, and securities lending and borrowing). OTC derivative counterparty exposures are recorded on a fair value basis and security financing transactions are recorded on an accrual basis. As at January 31, 2017, credit exposure to banks in the form of issued letters of credit amounted to $1.3 billion (October 31, 2016 – $1.4 billion).

Undrawn commitments of $14.8 billion (October 31, 2016 – $12.5 billion) are comprised of unfunded loan commitments and commitments to issue letters of credit on behalf of other banks in a syndicated bank lending arrangement. Total unfunded loan commitments to corporations in Europe (excluding GIIPS) were $11.3 billion as at January 31, 2017 (October 31, 2016 – $9.1 billion). As at January 31, 2017, commitments related to letters of credit with banks amounted to $2.8 billion (October 31, 2016 – $2.7 billion). Unfunded commitments are detailed further by country in the table below.

The Bank’s indirect exposure is also detailed in the table below and is defined as:

•	Securities where the exposures are to non-European entities whose parent company is domiciled in Europe, and
•	Letters of credit or guarantees (included as loan equivalents in the above table).

Included in the indirect exposure was securities exposure of $513 million related to GIIPS, $219 million to the United Kingdom and $41 million to Germany. Indirect exposure by way of letters of credit totaled $2,693 million at January 31, 2017 (October 31, 2016 – $2,890 million), of which $239 million (October 31, 2016 – $184 million) was indirect exposure to GIIPS. Indirect exposure is managed through the Bank’s credit risk management framework, with a robust assessment of the counterparty.

In addition to the total indirect exposures detailed further below, the Bank had Euro-denominated collateral held for non-European counterparties of $264 million (October 31, 2016 – $295 million).

	Undrawn commitments		Indirect exposure(1)
($ millions)	January 31 2017	October 31 2016	January 31 2017	October 31 2016
Greece	$–	$–	$–	$–
Ireland	416	421	42	35
Italy	57	49	61	73
Portugal	–	–	–	–
Spain	158	172	649	561
Total GIIPS	$631	$642	$752	$669

U.K.	$6,894	$4,958	$1,248	$1,270
Germany	872	798	110	154
France	1,602	1,583	445	459
Netherlands	1,573	1,364	259	291
Switzerland	790	701	110	146
Other	2,396	2,426	640	463
Total Non-GIIPS	$14,127	$11,830	$2,812	$2,783
Total Europe	$14,758	$12,472	$3,564	$3,452
(1)	Amounts in brackets represent net short positions arising from trading transactions.

The Bank may on occasion use credit default swaps (CDS) to partially offset its banking book exposure. As part of the trading portfolio, the Bank may purchase or sell CDS. Specific to GIIPS as at January 31, 2017, the Bank had no CDS protection on funded loan exposures. All exposures, including CDS, are subject to risk limits and ongoing monitoring by the Bank’s independent risk management department.

Like other banks, the Bank also provides settlement and clearing facilities for a variety of clients in these countries and actively monitors and manages these intra-day exposures. However, the Bank has no funded exposure in these countries to retail customers or small businesses.

10    Scotiabank First Quarter Report 2017

MANAGEMENT’S DISCUSSION & ANALYSIS

Market risk

Value at Risk (VaR) is a key measure of market risk in the Bank’s trading activities. VaR includes both general market risk and debt specific risk components. The Bank also calculates a Stressed VaR measure.

	Average for the three months ended
Risk factor ($ millions)	January 31 2017	October 31 2016
Credit spread plus interest rate	$11.5	$9.3
Credit spread	7.4	7.2
Interest rate	8.9	7.5
Equities	2.0	1.5
Foreign exchange	1.9	1.6
Commodities	2.0	2.4
Debt specific	4.0	4.0
Diversification effect	(9.4)	(8.4)
Total VaR	$12.0	$10.4
Total Stressed VaR	$29.8	$21.8

In the first quarter of 2017, the average one-day Total VaR increased to $12.0 million from $10.4 million in the previous quarter, primarily driven by increased exposure to interest rates.

The average one-day Total Stressed VaR during the quarter increased to $29.8 million from $21.8 million in the previous quarter, primarily due to increased exposure to rising interest rates. Stressed VaR is calculated using market volatility from a one-year period identified as stressful given the risk profile of the trading portfolio. The current period is the 2008/2009 credit crisis.

There were zero trading loss days in the first quarter, same as the previous quarter. The quality and accuracy of the VaR models are validated by backtesting, which compares daily actual and theoretical profit and loss with the daily output of the VaR model.

Market risk linkage to Consolidated Statement of Financial Position

Trading assets and liabilities are marked to market daily and included in trading risk measures such as VaR. Derivatives risk related to Global Banking and Markets’ activities is captured under trading risk measures while derivatives used in asset/liability management are in the non-trading risk category. A comparison of Consolidated Statement of Financial Position items which are covered under the trading and non-trading risk measures is provided in the table below.

Market risk linkage to Consolidated Statement of Financial Position of the Bank

As at January 31, 2017	Market risk measure
($ millions)	Consolidated Statement of Financial Position	Trading risk	Non-trading risk	Not subject to market risk	Primary risk sensitivity of non-trading risk
Precious metals	$7,198	$7,198	$–	$–	n/a
Trading assets	106,518	106,518	–	–	n/a
Financial instruments designated at fair value through profit or loss	236	–	236	–	Interest rate
Derivative financial instruments	34,963	31,782	3,181	–	Interest rate, FX, equity
Investment securities	72,721	–	72,721	–	Interest rate, equity
Loans	477,353	–	477,353	–	Interest rate, FX
Assets not subject to market risk(1)	188,003	–	–	188,003	n/a
Total assets	$886,992	$145,498	$553,491	$188,003
Deposits	$604,698	$–	$571,829	$32,869	Interest rate, FX, equity
Financial instruments designated at fair value through profit or loss	1,681	–	1,681	–	Interest rate, equity
Obligations related to securities sold short	26,381	26,381	–	–	n/a
Derivative financial instruments	39,257	34,822	4,435	–	Interest rate, FX, equity
Trading liabilities(2)	5,974	5,974	–	–	n/a
Pension and other benefit liabilities	2,004	–	2,004	–	Interest rate, credit spread, equity
Liabilities not subject to market risk(3)	149,165	–	–	149,165	n/a
Total liabilities	$829,160	$67,177	$579,949	$182,034
(1)	Includes goodwill, intangibles, other assets and securities purchased under resale agreements and securities borrowed.
(2)	Gold and silver certificates and bullion included in other liabilities.
(3)	Includes obligations related to securities sold under repurchase agreements and securities lent and other liabilities.

Scotiabank First Quarter Report 2017    11

MANAGEMENT’S DISCUSSION & ANALYSIS

As at October 31, 2016	Market risk measure
($ millions)	Consolidated Statement of Financial Position	Trading risk	Non-trading risk	Not subject to market risk	Primary risk sensitivity of non-trading risk
Precious metals	$8,442	$8,442	$–	$–	n/a
Trading assets	108,561	108,561	–	–	n/a
Financial instruments designated at fair value through profit or loss	221	–	221	–	Interest rate
Derivative financial instruments	41,657	36,401	5,256	–	Interest rate, FX, equity
Investment securities	72,919	–	72,919	–	Interest rate, equity
Loans	480,164	–	480,164	–	Interest rate, FX
Assets not subject to market risk(1)	184,302	–	–	184,302	n/a
Total assets	$896,266	$153,404	$558,560	$184,302
Deposits	$611,877	$–	$580,814	$31,063	Interest rate, FX, equity
Financial instruments designated at fair value through profit or loss	1,459	–	1,459	–	Interest rate, equity
Obligations related to securities sold short	23,312	23,312	–	–	n/a
Derivative financial instruments	42,387	38,213	4,174	–	Interest rate, FX, equity
Trading liabilities(2)	8,430	8,430	–	–	n/a
Pension and other benefit liabilities	3,011	–	3,011	–	Interest rate, credit spread, equity
Liabilities not subject to market risk(3)	147,969	–	–	147,969	n/a
Total liabilities	$838,445	$69,955	$589,458	$179,032
(1)	Includes goodwill, intangibles, other assets and securities purchased under resale agreements and securities borrowed.
(2)	Gold and silver certificates and bullion included in other liabilities.
(3)	Includes obligations related to securities sold under repurchase agreements and securities lent and other liabilities.

Liquidity risk

Effective liquidity risk management is essential to maintain the confidence of depositors and counterparties, manage the Bank’s cost of funds and to support core business activities, even under adverse circumstances.

Liquidity risk is managed within a framework of policies and limits that are approved by the Board of Directors, as outlined in Note 18 to the condensed interim consolidated financial statements and in Note 35 of the audited consolidated financial statements in the Bank’s 2016 Annual Report. Liquid assets are a key component of this framework.

The determination of the appropriate levels for liquid asset portfolios is based on the amount of liquidity the Bank might need to fund expected cash flows in the normal course of business, as well as what might be required in periods of stress to meet cash outflows. Stress events include periods when there are disruptions in the capital markets or events which may impair the Bank’s access to funding markets or liquidity. The Bank uses stress testing to assess the impact of stress events and to assess the amount of liquid assets that would be required in various stress scenarios.

Liquid assets

Liquid assets are a key component of liquidity management and the Bank holds these types of assets in sufficient quantity to meet potential needs for liquidity management.

Liquid assets can be used to generate cash either through sale, repurchase transactions or other transactions where these assets can be used as collateral to generate cash, or by allowing the asset to mature. Liquid assets include deposits with central banks, deposits with financial institutions, call and other short-term loans, marketable securities, precious metals and securities received as collateral from securities financing and derivative transactions. Liquid assets do not include liquidity which may be obtained from central bank facilities.

Marketable securities are securities traded in active markets, which can be converted to cash within a timeframe that is in accordance with the Bank’s liquidity management framework. Assets are assessed considering a number of factors, including the expected time it would take to convert them to cash.

Marketable securities included in liquid assets are comprised of securities specifically held as a liquidity buffer or for asset/liability management purposes; trading securities, which are primarily held by Global Banking and Markets; and collateral received for securities financing and derivative transactions.

The Bank maintains large holdings of unencumbered liquid assets to support its operations. These assets generally can be sold or pledged to meet the Bank’s obligations. As at January 31, 2017, unencumbered liquid assets were $184 billion (October 31, 2016 – $183 billion). Securities including NHA mortgage-backed securities, comprised 73% of liquid assets (October 31, 2016 – 74%). Other unencumbered liquid assets, comprising cash and deposits with central banks, deposits with financial institutions, precious metals and call and short loans, was 27% (October 31, 2016 – 26%).

The carrying values outlined in the liquid asset table are consistent with the carrying values in the Bank’s Consolidated Statement of Financial Position as at January 31, 2017. The liquidity value of the portfolio will vary under different stress events as different assumptions are used for the stress scenarios.

12    Scotiabank First Quarter Report 2017

MANAGEMENT’S DISCUSSION & ANALYSIS

The Bank’s liquid asset pool is summarized in the following table:

	As at January 31, 2017
	Bank- owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets		Unencumbered liquid assets
($ millions)				Pledged as collateral	Other(1)	Available as collateral	Other
Cash and deposits with central banks	$39,499	$–	$39,499	$–	$7,198	$32,301	$–
Deposits with financial institutions	8,930	–	8,930	–	111	8,819	–
Precious metals	7,198	–	7,198	–	170	7,028	–
Securities:
Canadian government obligations	44,932	10,362	55,294	30,871	–	24,423	–
Foreign government obligations	49,614	40,667	90,281	62,400	–	27,881	–
Other securities	63,928	62,724	126,652	75,634	–	51,018	–
Loans
NHA mortgage-backed securities(2)	34,082	–	34,082	2,751	–	31,331	–
Call and short loans	1,522	–	1,522	–	–	1,522	–
Total	$249,705	$113,753	$363,458	$171,656	$7,479	$184,323	$–

	As at October 31, 2016
	Bank- owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets		Unencumbered liquid assets
($ millions)				Pledged as collateral	Other(1)	Available as collateral	Other
Cash and deposits with central banks	$35,396	$–	$35,396	$–	$7,917	$27,479	$–
Deposits with financial institutions	10,948	–	10,948	–	196	10,752	–
Precious metals	8,442	–	8,442	–	115	8,327	–
Securities:
Canadian government obligations	45,825	12,482	58,307	27,187	–	31,120	–
Foreign government obligations	50,761	36,822	87,583	58,680	–	28,903	–
Other securities	58,833	60,745	119,578	76,394	–	43,184	–
Loans
NHA mortgage-backed securities(2)	33,072	–	33,072	1,993	–	31,079	–
Call and short loans	1,673	–	1,673	–	–	1,673	–
Total	$244,950	$110,049	$354,999	$164,254	$8,228	$182,517	$–
(1)	Assets which are restricted from being used to secure funding for legal or other reasons.
(2)	These mortgage-backed securities, which are available-for-sale, are reported as residential mortgage loans on the balance sheet.

A summary of total unencumbered liquid assets held by the parent bank and its branches, and domestic and foreign subsidiaries, is presented below:

	As at
($ millions)	January 31 2017	October 31 2016
Bank of Nova Scotia (Parent)	$136,626	$135,335
Bank domestic subsidiaries	12,454	13,871
Bank foreign subsidiaries	35,243	33,311
Total	$184,323	$182,517

The Bank’s liquidity pool is held across major currencies, mostly comprised of Canadian and U.S. dollar holdings. As shown above, the vast majority (81%) of liquid assets are held by the Bank’s corporate office, branches of the Bank, and Canadian subsidiaries of the Bank. To the extent a liquidity reserve held in a foreign subsidiary of the Bank is required for regulatory purposes, it is assumed to be unavailable to the rest of the Group. Other liquid assets held by a foreign subsidiary are assumed to be available only in limited circumstances. The Bank monitors and ensures compliance in relation to minimum levels of liquidity required and assets held within each entity, and/or jurisdiction.

Scotiabank First Quarter Report 2017    13

MANAGEMENT’S DISCUSSION & ANALYSIS

Encumbered assets

In the course of the Bank’s day-to-day activities, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Securities may also be pledged under repurchase agreements. A summary of encumbered and unencumbered assets is presented below:

	As at January 31, 2017
	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total assets	Encumbered assets		Unencumbered assets
($ millions)				Pledged as collateral	Other(1)	Available as collateral(2)	Other(3)
Cash and deposits with central banks	$39,499	$–	$39,499	$–	$7,198	$32,301	$–
Deposits with financial institutions	8,930	–	8,930	–	111	8,819	–
Precious metals	7,198	–	7,198	–	170	7,028	–
Liquid securities:
Canadian government obligations	44,932	10,362	55,294	30,871	–	24,423	–
Foreign government obligations	49,614	40,667	90,281	62,400	–	27,881	–
Other liquid securities	63,928	62,724	126,652	75,634	–	51,018	–
Other securities	2,843	4,083	6,926	3,220	–	–	3,706
Loans classified as liquid assets:
NHA mortgage-backed securities	34,082	–	34,082	2,751	–	31,331	–
Call and short loans	1,522	–	1,522	–	–	1,522	–
Other loans	458,413	–	458,413	5,546	58,954	11,976	381,937
Other financial assets(4)	149,231	(87,867)	61,364	3,820	–	–	57,544
Non-financial assets	26,800	–	26,800	–	–	–	26,800
Total	$886,992	$29,969	$916,961	$184,242	$66,433	$196,299	$469,987

	As at October 31, 2016
($ millions)	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total assets	Encumbered assets		Unencumbered assets
				Pledged as collateral	Other(1)	Available as collateral(2)	Other(3)
Cash and deposits with central banks	$35,396	$–	$35,396	$–	$7,917	$27,479	$–
Deposits with financial institutions	10,948	–	10,948	–	196	10,752	–
Precious metals	8,442	–	8,442	–	115	8,327	–
Liquid securities:
Canadian government obligations	45,825	12,482	58,307	27,187	–	31,120	–
Foreign government obligations	50,761	36,822	87,583	58,680	–	28,903	–
Other liquid securities	58,833	60,745	119,578	76,394	–	43,184	–
Other securities	5,007	4,149	9,156	3,615	–	–	5,541
Loans classified as liquid assets:
NHA mortgage-backed securities	33,072	–	33,072	1,993	–	31,079	–
Call and short loans	1,673	–	1,673	–	–	1,673	–
Other loans	464,840	–	464,840	5,934	60,311	11,596	386,999
Other financial assets(4)	151,916	(84,399)	67,517	5,316	–	–	62,201
Non-financial assets	29,553	–	29,553	–	–	–	29,553
Total	$896,266	$29,799	$926,065	$179,119	$68,539	$194,113	$484,294
(1)	Assets which are restricted from being used to secure funding for legal or other reasons.
(2)	Assets that are readily available in the normal course of business to secure funding or meet collateral needs including central bank borrowing immediately available.
(3)	Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral but the Bank would not consider them to be readily available. These include loans, a portion of which may be used to access central bank facilities outside of the normal course or to raise secured funding through the Bank’s secured funding programs.
(4)	Securities received as collateral against other financial assets are included within liquid securities and other securities.

As of January 31, 2017, total encumbered assets of the Bank were $251 billion (October 31, 2016 – $248 billion). Of the remaining $666 billion (October 31, 2016 – $678 billion) of unencumbered assets, $196 billion (October 31, 2016 – $194 billion) are considered readily available in the normal course of business to secure funding or meet collateral needs as detailed above.

In some over-the-counter derivative contracts, the Bank would be required to post additional collateral or receive less collateral in the event its credit rating was downgraded. The Bank maintains access to sufficient collateral to meet these obligations in the event of a downgrade of its ratings by one or more of the rating agencies. As at January 31, 2017 the potential adverse impact on derivatives collateral that would result from a one-notch or two-notch downgrade of the Bank’s rating below its lowest current rating, was $108 million or $285 million, respectively.

Encumbered liquid assets are not considered to be available for liquidity management purposes. Liquid assets which are used to hedge derivative positions in trading books or for hedging purposes are considered to be available for liquidity management provided they meet the criteria discussed in liquid assets above.

14    Scotiabank First Quarter Report 2017

MANAGEMENT’S DISCUSSION & ANALYSIS

Liquidity coverage ratio

The Liquidity Coverage Ratio measure (LCR) is based on a 30-day liquidity stress scenario, with assumptions defined in the OSFI Liquidity Adequacy Requirements (LAR) Guideline. The LCR is calculated as the ratio of high quality liquid assets (HQLA) to net cash outflows. The Bank is subject to a regulatory minimum LCR of 100%.

HQLA are defined in the LAR Guideline, and are grouped into three main categories, with varying haircuts applied to arrive at the amount included in the total weighted value in the table that follows.

The total weighted values for net cash outflows for the next 30 days are derived by applying the assumptions specified in the LAR Guideline to specific items, including loans, deposits, maturing debt, derivative transactions and commitments to extend credit.

The following table presents the Bank’s LCR for the quarter ended January 31, 2017, based on the average of end of day positions of the 62 business days in the quarter.

For the quarter ended January 31, 2017 ($ millions)	Total unweighted value (Average)(1)		Total weighted value (Average)(2)
High-quality liquid assets
Total high-quality liquid assets (HQLA)		*	$125,053

Cash outflows
Retail deposits and deposits from small business customers, of which:		$163,369	$11,137
Stable deposits		76,568	2,457
Less stable deposits		86,801	8,680
Unsecured wholesale funding, of which:		155,285	80,911
Operational deposits (all counterparties) and deposits in networks of cooperative banks		36,595	8,822
Non-operational deposits (all counterparties)		97,368	50,767
Unsecured debt		21,322	21,322
Secured wholesale funding		*	32,498
Additional requirements, of which:		178,755	43,903
Outflows related to derivative exposures and other collateral requirements		27,941	19,247
Outflows related to loss of funding on debt products		6,243	6,243
Credit and liquidity facilities		144,571	18,413
Other contractual funding obligations		3,170	1,545
Other contingent funding obligations(3)		436,415	7,165
Total cash outflows	$	*	$177,159

Cash inflows
Secured lending (e.g. reverse repos)		$119,594	$27,682
Inflows from fully performing exposures		22,503	13,994
Other cash inflows		40,692	40,692
Total cash inflows		$182,789	$82,368
			Total adjusted value(4)

Total HQLA		*	$125,053
Total net cash outflows		*	$94,791
Liquidity coverage ratio (%)		*	132%
For the quarter ended October 31, 2016 ($ millions)(5)			Total adjusted value(4)

Total HQLA		*	$136,401
Total net cash outflows		*	$107,822
Liquidity coverage ratio (%)		*	127%
*	Disclosure is not required under regulatory guideline.
(1)	Unweighted values represent outstanding balances maturing or callable within the next 30 days.
(2)	Weighted values represent balances calculated after the application of HQLA haircuts or inflow and outflow rates, as prescribed by the OSFI LAR guidelines.
(3)	Total unweighted values includes uncommitted credit and liquidity facilities, guarantees and letters of credit, outstanding debt securities with remaining maturity greater than 30 days, and other contractual cash outflows.
(4)	Total adjusted value represents balances calculated after the application of both haircuts and inflow and outflow rates and any applicable caps.
(5)	Based on the average of end of month positions for August, September and October 2016. Reporting of LCR using daily average effective Q1 2017.

HQLA is substantially comprised of Level 1 assets (as defined in the LAR guideline), such as cash, deposits with central banks, central bank reserves available to the Bank in times of stress and securities with a 0% risk weight, as defined under OSFI Capital Adequacy guidelines.

The increase in the Bank’s average LCR for the quarter ended January 31, 2017 versus the average of the previous quarter was attributable to normal business activity.

The Bank’s significant operating currencies are Canadian and U.S. dollars. The Bank monitors its significant currency exposures in accordance with its liquidity risk management framework and risk appetite.

Scotiabank First Quarter Report 2017    15

MANAGEMENT’S DISCUSSION & ANALYSIS

Funding

The Bank ensures that its funding sources are well diversified. Funding concentrations are regularly monitored and analyzed by type. The sources of funding are capital, deposits from retail and commercial clients sourced through the Canadian and international branch network, deposits from financial institutions as well as wholesale debt issuances.

Capital and personal deposits are key components of the Bank’s core funding and these amounted to $266 billion as at January 31, 2017, unchanged since October 31, 2016, as internal capital generation was substantially offset by repurchases of common shares and redemptions of preferred shares. A portion of commercial deposits, particularly those of an operating or relationship nature, would be considered part of the Bank’s core funding. Furthermore, core funding is augmented by longer-term wholesale debt issuances (original maturity over 1 year) of $134 billion (October 31, 2016 –$141 billion). Longer-term wholesale debt issuances include medium-term notes, deposit notes, mortgage securitizations, asset-backed securities and covered bonds.

The Bank operates in many different currencies and countries. From a funding perspective, the most significant currencies are Canadian and U.S. dollars. With respect to the Bank’s operations outside Canada, there are different funding strategies depending on the nature of the activities in a country. For those countries where the Bank operates a branch banking subsidiary, the strategy is for the subsidiary to be substantially self-funding in its local market. For other subsidiaries or branches outside Canada where local deposit gathering capability is not sufficient, funding is provided through the wholesale funding activities of the Bank.

From an overall funding perspective the Bank’s objective is to achieve an appropriate balance between the cost and the stability of funding. Diversification of funding sources is a key element of the funding strategy.

The Bank’s wholesale debt diversification strategy is primarily executed via the Bank’s main wholesale funding centres, located in Toronto, New York, London and Singapore. The majority of these funds are sourced in Canadian and U.S. dollars. Where required, these funds are swapped to fund assets in different currencies. The funding strategy deployed by wholesale funding centres and the management of associated risks, such as geographic and currency risk, is managed centrally within the framework of policies and limits that are approved by the Board of Directors.

In the normal course, the Bank uses a mix of unsecured and secured wholesale funding instruments across a variety of markets. The choice of instruments and markets is based on a number of factors, including relative cost and market capacity as well as an objective of maintaining a diversified mix of funding sources. Market conditions can change over time, impacting cost and capacity in particular markets or instruments. Changing market conditions can include periods of stress where the availability of funding in particular markets or instruments is constrained. In these circumstances, the Bank would increase its focus on sources of funding in functioning markets and secured funding instruments. Should a period of extreme stress exist such that all wholesale funding sources are constrained, the Bank maintains a pool of liquid assets to mitigate its liquidity risk. This pool includes cash, deposits with central banks and securities.

In Canada, the Bank raises short- and longer-term wholesale debt through the issuance of senior unsecured deposit notes. Additional longer-term wholesale debt may be generated through the Bank’s Canadian Debt and Equity Shelf, the securitization of Canadian insured residential mortgages through CMHC securitization programs (such as Canada Mortgage Bonds), uninsured residential mortgages through the Bank’s Covered Bond Program, unsecured personal lines of credit through the Hollis Receivables Term Trust II Shelf and retail credit card receivables through the Trillium Credit Card Trust II Shelf. While the Bank includes CMHC securitization programs in its view of wholesale debt issuance, this source of funding does not entail the run-off risk that can be experienced in funding raised from capital markets.

Outside of Canada, short-term wholesale debt is raised through the issuance of negotiable certificates of deposit in the United States, Hong Kong and Australia and the issuance of commercial paper in the United States. The Bank operates longer-term wholesale debt issuance registered programs in the United States, such as its SEC Registered Debt and Equity Shelf and non-registered programs, such as the securitization of retail indirect auto loan receivables through the Securitized Term Auto Receivables Trust program and the securitization of retail credit card receivables through the Trillium Credit Card Trust II program. The Bank’s Covered Bond Program is listed with the U.K. Listing Authority, and the Bank may issue under the program in Europe, the United States, Australia and Switzerland. The Bank also raises longer-term funding across a variety of currencies through its Australian Medium Term Note Programme, European Medium Term Note Programme and Singapore Medium Term Note Programme. The Bank’s European Medium Term Note Programme is listed with the U.K. Listing Authority, Swiss Stock Exchange and the Tokyo Pro-Bond Market. The Bank’s Singapore Medium Term Note Programme is listed with the Singapore Exchange and the Taiwan Exchange.

16    Scotiabank First Quarter Report 2017

MANAGEMENT’S DISCUSSION & ANALYSIS

The table below provides the remaining contractual maturities of funding raised through wholesale funding sources. In the Consolidated Statement of Financial Position, these liabilities are primarily included in Business and Government Deposits.

Wholesale funding sources(1)

	As at January 31, 2017
($ millions)	Less than 1 month	1-3 months	3-6 months	6-9 months	9-12 months	Sub-Total ≤ 1 Year	1-2 years	2-5 years	>5 years	Total
Deposit by banks(2)	$3,179	$326	$226	$37	$197	$3,965	$180	$147	$–	$4,292
Bearer deposit notes, commercial paper and certificate of deposits	10,183	18,291	20,143	12,784	5,592	66,993	3,083	620	–	70,696
Asset-backed commercial paper(3)	2,438	4,914	1,616	–	–	8,968	–	–	–	8,968
Medium term notes and deposit notes	1,999	2,502	3,626	3,875	3,810	15,812	20,595	31,078	9,132	76,617
Asset-backed securities	–	12	17	75	2	106	1,406	1,311	367	3,190
Covered bonds	–	2,626	–	–	2,657	5,283	3,430	17,506	1,318	27,537
Mortgage securitization(4)	–	663	950	1,047	569	3,229	2,300	7,418	3,889	16,836
Subordinated debt(5)	–	–	–	–	–	–	–	125	8,617	8,742
Total wholesale funding sources	$17,799	$29,334	$26,578	$17,818	$12,827	$104,356	$30,994	$58,205	$23,323	$216,878

Of Which:
Unsecured funding	$15,361	$21,119	$23,995	$16,696	$9,599	$86,770	$23,858	$31,970	$17,749	$160,347
Secured funding	2,438	8,215	2,583	1,122	3,228	17,586	7,136	26,235	5,574	56,531

	As at October 31, 2016
($ millions)	Less than 1 month	1-3 months	3-6 months	6-9 months	9-12 months	Sub-Total ≤ 1 Year	1-2 years	2-5 years	>5 years	Total
Deposit by banks(2)	$2,958	$571	$187	$148	$31	$3,895	$103	$149	$–	$4,147
Bearer deposit notes, commercial paper and certificate of deposits	11,434	16,838	25,324	8,181	7,357	69,134	3,151	333	–	72,618
Asset-backed commercial paper(3)	2,625	3,978	1,906	–	–	8,509	–	–	–	8,509
Medium term notes and deposit notes	1,573	5,700	4,576	3,681	3,962	19,492	21,935	31,195	7,576	80,198
Asset-backed securities	–	451	25	26	189	691	1,218	1,555	417	3,881
Covered bonds	–	3,353	2,707	–	–	6,060	3,413	19,160	1,381	30,014
Mortgage securitization(4)	–	1,376	663	950	1,063	4,052	2,102	7,834	3,782	17,770
Subordinated debt(5)	22	30	62	1	3	118	–	109	8,767	8,994
Total wholesale funding sources	$18,612	$32,297	$35,450	$12,987	$12,605	$111,951	$31,922	$60,335	$21,923	$226,131

Of Which:
Unsecured funding	$15,987	$23,139	$30,149	$12,011	$11,353	$92,639	$25,189	$31,786	$16,343	$165,957
Secured funding	2,625	9,158	5,301	976	1,252	19,312	6,733	28,549	5,580	60,174
(1)	Wholesale funding sources exclude repo transactions and bankers acceptances, which are disclosed in the contractual maturities table below. Amounts are based on remaining term to maturity.
(2)	Only includes commercial bank deposits raised by Group Treasury.
(3)	Wholesale funding sources also exclude asset-backed commercial paper (ABCP) issued by certain ABCP conduits that are not consolidated for financial reporting purposes.
(4)	Represents residential mortgages funded through Canadian Federal Government agency sponsored programs. Funding accessed through such programs does not impact the funding capacity of the Bank in its own name.
(5)	Although subordinated debentures are a component of regulatory capital, they are included in this table in accordance with EDTF recommended disclosures.

Wholesale funding generally bears a higher risk of run-off in a stressed environment than other sources of funding. The Bank mitigates this risk through funding diversification, ongoing engagement with investors and by maintaining a large holding of unencumbered liquid assets. Unencumbered liquid assets of $184 billion as at January 31, 2017 (October 31, 2016 – $183 billion) were well in excess of wholesale funding sources which mature in the next 12 months.

Scotiabank First Quarter Report 2017    17

MANAGEMENT’S DISCUSSION & ANALYSIS

Contractual maturities

The table below provides the maturity of assets and liabilities as well as the off-balance sheet commitments as at January 31, 2017, based on the contractual maturity date. From a liquidity risk perspective the Bank considers factors other than contractual maturity in the assessment of liquid assets or in determining expected future cash flows. In particular, for securities with a fixed maturity date, the ability and time horizon to raise cash from these securities is more relevant to liquidity management than contractual maturity. For other assets and deposits the Bank uses assumptions about rollover rates to assess liquidity risk for normal course and stress scenarios. Similarly, the Bank uses assumptions to assess the potential drawdown of credit commitments in various scenarios.

	As at January 31, 2017
($ millions)	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to two years	Two to five years	Over five years	No specific maturity		Total

Assets
Cash and deposits with financial institutions and precious metals	$38,870	$1,107	$245	$118	$689	$365	$497	$80	$13,656		$55,627
Trading assets	6,055	6,125	3,276	1,823	4,068	4,585	15,043	20,176	45,367		106,518
Financial instruments designated at fair value through profit or loss	–	–	–	221	–	–	15	–	–		236
Securities purchased under resale agreements and securities borrowed	74,771	17,172	4,052	606	716	10	–	–	–		97,327
Derivative financial instruments	2,179	2,373	1,742	1,384	1,763	3,096	7,859	14,567	–		34,963
Investment securities – available-for-sale	2,485	5,041	4,791	1,459	1,385	8,166	20,095	5,363	2,426		51,211
Investment securities – held-to-maturity	870	261	491	990	1,812	4,161	12,637	288	–		21,510
Loans	23,518	24,069	26,206	23,468	25,576	81,810	191,067	30,648	50,991		477,353
Residential mortgages	2,506	5,102	10,643	10,633	8,456	48,540	117,064	19,462	1,679	(1)	224,085
Personal and credit cards	3,839	1,951	3,277	2,840	3,048	10,407	19,504	4,856	48,488		98,210
Business and government	17,173	17,016	12,286	9,995	14,072	22,863	54,499	6,330	5,332	(2)	159,566
Allowance for credit losses	–	–	–	–	–	–	–	–	(4,508)		(4,508)
Customers’ liabilities under acceptances	8,998	1,976	129	6	76	–	–	–	–		11,185
Other assets	–	–	–	–	–	–	–	–	31,062		31,062
Total assets	$157,746	$58,124	$40,932	$30,075	$36,085	$102,193	$247,213	$71,122	$143,502		$886,992

Liabilities and equity
Deposits	$56,823	$53,892	$44,014	$27,784	$25,173	$49,847	$71,932	$14,268	$260,965		$604,698
Personal	6,875	6,822	8,263	6,325	8,691	15,362	14,747	645	131,415		199,145
Non-personal	49,948	47,070	35,751	21,459	16,482	34,485	57,185	13,623	129,550		405,553
Financial instruments designated at fair value through profit or loss	–	–	–	2	2	107	1,200	370	–		1,681
Acceptances	8,998	1,976	129	6	76	–	–	–	–		11,185
Obligations related to securities sold short	70	293	436	79	28	2,372	6,758	10,368	5,977		26,381
Derivative financial instruments	2,164	2,879	1,801	1,400	2,112	3,673	9,362	15,866	–		39,257
Obligations related to securities sold under repurchase agreements and securities lent	89,644	5,254	3,646	2,281	12	–	–	–	–		100,837
Subordinated debentures	–	–	–	–	–	–	–	7,507	–		7,507
Other liabilities	1,099	806	603	368	128	1,601	2,269	3,818	26,922		37,614
Total equity	–	–	–	–	–	–	–	–	57,832		57,832
Total liabilities and equity	$158,798	$65,100	$50,629	$31,920	$27,531	$57,600	$91,521	$52,197	$351,696		$886,992

Off-balance sheet commitments
Operating leases	$29	$60	$87	$86	$83	$291	$633	$516	$–		$1,785
Credit commitments(3)	4,548	8,700	15,559	16,048	15,426	18,020	85,792	12,461	–		176,554
Financial guarantees(4)	–	–	–	–	–	–	–	–	35,082		35,082
Outsourcing obligations	18	36	50	49	50	165	108	–	1		477
(1)	Includes primarily impaired mortgages.
(2)	Includes primarily overdrafts and impaired loans.
(3)	Includes the undrawn component of committed credit and liquidity facilities.
(4)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.

18    Scotiabank First Quarter Report 2017

MANAGEMENT’S DISCUSSION & ANALYSIS

	As at October 31, 2016
($ millions)	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to two years	Two to five years	Over five years	No specific maturity		Total

Assets
Cash and deposits with financial institutions and precious metals	$37,703	$1,071	$320	$237	$1,198	$932	$537	$38	$12,750		$54,786
Trading assets	8,579	7,984	2,485	2,754	2,762	4,683	17,149	20,109	42,056		108,561
Financial instruments designated at fair value through profit or loss	–	–	–	–	205	–	16	–	–		221
Securities purchased under resale agreements and securities borrowed	70,343	13,250	6,156	1,541	839	–	–	–	–		92,129
Derivative financial instruments	2,311	3,041	1,210	1,218	900	3,694	9,986	19,297	–		41,657
Investment securities – available-for-sale	1,933	4,088	3,265	2,641	1,301	5,666	23,587	5,945	2,083		50,509
Investment securities – held-to-maturity	207	439	1,162	522	1,003	4,347	14,434	296	–		22,410
Loans	23,431	24,057	26,091	25,375	26,331	81,473	190,391	31,851	51,164		480,164
Residential mortgages	3,382	5,485	8,771	12,693	10,796	48,038	112,675	19,265	1,783	(1)	222,888
Personal and credit cards	2,790	2,484	2,902	3,154	2,777	10,277	20,914	5,813	48,391		99,502
Business and government	17,259	16,088	14,418	9,528	12,758	23,158	56,802	6,773	5,616	(2)	162,400
Allowance for credit losses	–	–	–	–	–	–	–	–	(4,626)		(4,626)
Customers’ liabilities under acceptances	9,899	1,816	248	9	6	–	–	–	–		11,978
Other assets	–	–	–	–	–	–	–	–	33,851		33,851
Total assets	$154,406	$55,746	$40,937	$34,297	$34,545	$100,795	$256,100	$77,536	$141,904		$896,266

Liabilities and equity
Deposits	$55,066	$59,091	$55,977	$24,792	$22,794	$50,504	$75,096	$13,125	$255,432		$611,877
Personal	6,944	8,892	9,131	7,392	6,501	15,206	16,317	549	128,370		199,302
Non-personal	48,122	50,199	46,846	17,400	16,293	35,298	58,779	12,576	127,062		412,575
Financial instruments designated at fair value through profit or loss	–	4	–	–	3	110	1,038	304	–		1,459
Acceptances	9,899	1,816	248	9	6	–	–	–	–		11,978
Obligations related to securities sold short	80	200	388	897	22	2,755	4,544	9,039	5,387		23,312
Derivative financial instruments	1,711	2,237	1,399	1,399	1,035	4,267	10,473	19,866	–		42,387
Obligations related to securities sold under repurchase agreements and securities lent	87,130	7,050	215	335	2,352	1	–	–	–		97,083
Subordinated debentures	–	–	–	–	–	–	–	7,633	–		7,633
Other liabilities	568	819	591	316	550	1,434	2,432	4,094	31,912		42,716
Total equity	–	–	–	–	–	–	–	–	57,821		57,821
Total liabilities and equity	$154,454	$71,217	$58,818	$27,748	$26,762	$59,071	$93,583	$54,061	$350,552		$896,266

Off-balance sheet commitments
Operating leases	$28	$60	$88	$85	$83	$291	$631	$536	$–		$1,802
Credit commitments(3)	5,081	5,170	12,498	15,381	20,870	15,723	93,842	5,680	–		174,245
Financial guarantees(4)	–	–	–	–	–	–	–	–	35,297		35,297
Outsourcing obligations	17	35	50	49	49	197	114	–	1		512
(1)	Includes primarily impaired mortgages.
(2)	Includes primarily overdrafts and impaired loans.
(3)	Includes the undrawn component of committed credit and liquidity facilities.
(4)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.

Credit ratings

Credit ratings are one of the factors that affect the Bank’s access to capital markets and borrowing costs, as well as the terms on which the Bank can conduct derivatives and hedging transactions and obtain related borrowings. The credit ratings and outlook that the rating agencies assign to the Bank are based on their own views and methodologies.

There have been no changes made to the Bank’s credit ratings during the quarter. The Bank continues to have strong credit ratings and is rated AA by DBRS, Aa3 by Moody’s, AA- by Fitch and A+ by Standard and Poor’s (S&P). Fitch and S&P have a stable outlook on the Bank. Meanwhile, DBRS and Moody’s continue to maintain their negative outlook for all Canadian banks citing the uncertainty around the federal government’s proposed new bail-in regime for senior unsecured debt, to reflect the greater likelihood that such debt may incur losses in the unlikely event of a distress scenario.

Scotiabank First Quarter Report 2017    19

MANAGEMENT’S DISCUSSION & ANALYSIS

Financial position

The Bank’s total assets as at January 31, 2017 were $887 billion, down $9 billion or 1% from October 31, 2016. Adjusting for the impact of foreign currency translation, total assets were up $6 billion.

Cash and deposits with financial institutions increased $2 billion due primarily to higher balances with the U.S. Federal Reserve. Securities purchased under resale agreements and securities borrowed increased $5 billion.

Trading assets decreased $2 billion or 2% from October 31, 2016, due primarily to a decrease in trading loans and the negative impact of foreign currency translation, partially offset by an increase in trading securities.

Investment securities were unchanged from October 31, 2016. Adjusting for the impact of foreign currency translation, investment securities increased $2 billion. As of January 31, 2017, the unrealized gain on available-for-sale securities, after the impact of qualifying hedges, decreased $67 million to an unrealized loss of $41 million due mainly to decline in the fair value of U.S. government bonds reflecting the impact of higher interest rates, as well as realized gains in the quarter.

Loans decreased $3 billion or 1% from October 31, 2016. Adjusting for the impact of foreign currency translation, loans increased $3 billion. Residential mortgages increased $2 billion, mainly in Canada and Latin America. Business and government loans were up $1 billion.

Derivative instrument assets decreased $7 billion due primarily to lower mark-to-market amounts related to foreign exchange contracts. Other assets decreased $2 billion due primarily to lower derivative margin requirements.

Total liabilities were $829 billion as at January 31, 2017, down $9 billion or 1% from October 31, 2016. Adjusting for the impact of foreign currency translation, total liabilities were up $6 billion.

Total deposits decreased $7 billion. Adjusting for the impact of foreign currency translation, total deposits increased $3 billion. Personal deposits grew by $1 billion mainly in Canada and Latin America and deposits by financial institutions increased by $2 billion mainly in Canada.

Obligations related to securities sold short increased by $3 billion. Obligations related to securities sold under repurchase agreements and securities lent increased by $4 billion, or $6 billion after adjusting for the impact of foreign currency translation. These increases were mostly in line with higher trading securities and securities purchased under resale agreements. Derivative instrument liabilities decreased by $3 billion due primarily to smaller commodity positions as well as mark-to-market fluctuations. Other liabilities decreased $5 billion due primarily to a reduction in gold and silver certificates.

Total shareholders’ equity increased $11 million from October 31, 2016. This increase was driven by current year earnings of $2,009 million reduced by dividends paid of $934 million, redemption of preferred shares of $345 million, other comprehensive loss of $669 million, due primarily to reduction in unrealized foreign currency translation gains on the Bank’s investments in its foreign operations. Partly offsetting was a decrease in the net pension obligation from a higher rate environment.

Capital management

We continue to manage our capital in accordance with the capital management framework as described on pages 31 to 42 of the Bank’s 2016 Annual Report. In addition, we continue to monitor and prepare for new regulatory capital developments to ensure compliance with these requirements.

Regulatory capital requirements under Basel III

Effective this quarter, the following new OSFI requirements were implemented that did not have a material impact to the Bank’s capital ratios:

•	Capital requirements for uninsured loans secured by residential real estate - The new requirements for loss given default (LGD) capital models under the Advanced Internal Ratings Based (AIRB) Approach introduced a risk-sensitive floor which is tied to increases in local property prices and/or to house prices that are high relative to borrower income. The changes apply to new originations, refinances and renewals of all uninsured real estate secured products on a go-forward basis.
•	Incorporation of the Basel Committee on Banking Supervision’s international countercyclical buffer (CCyB) requirements - At present, only three international jurisdictions apply a CCyB. The Bank’s exposures within these three jurisdictions are not material.
•	The Advanced Measurement Approach (AMA) model for operational risk, risk-weighted assets (RWA) - Under AMA, regulatory capital measurement more directly reflects the Bank’s operational risk environment through the use of a loss distribution approach model which uses internal loss events, external loss events, scenario analysis and other adjustments to arrive at a final operational risk regulatory capital calculation.

Capital ratios

The Bank’s various regulatory capital measures consist of the following:

	As at
	January 31 2017	October 31 2016
($ millions)	All-in	All-in
Common Equity Tier 1 capital	$40,540	$39,989
Tier 1 capital	45,247	45,066
Total regulatory capital	53,400	53,330
CET1 risk-weighted assets(1)	$359,611	$364,048
Tier 1 risk-weighted assets(1)	359,942	364,504
Total risk-weighted assets(1)	360,208	364,894
Capital ratios (%):
Common Equity Tier 1 capital	11.3	11.0
Tier 1 capital ratio	12.6	12.4
Total capital ratio	14.8	14.6
Leverage:
Leverage exposures	$1,005,757	$1,010,987
Leverage ratio (%)	4.5	4.5
(1)	CVA risk-weighted assets were calculated using scalars of 0.72, 0.77 and 0.81 to compute CET1, Tier1 and Total capital ratios, respectively, in 2017 (October 31, 2016 – scalars of 0.64, 0.71 and 0.77).

The Bank continues to maintain a strong capital position. The Bank’s Common Equity Tier 1 capital ratio of 11.3% increased 30 basis points from last quarter, due mainly to strong internal capital generation, prudent management of asset growth and the favourable impact of higher pension liability discount rates and higher pension plan asset returns.

As at January 31, 2017, the CET1, Tier 1, Total capital and Leverage ratios were well above Basel III all-in minimum requirements.

20    Scotiabank First Quarter Report 2017

MANAGEMENT’S DISCUSSION & ANALYSIS

Changes in regulatory capital

The Bank’s Common Equity Tier 1 capital was $40.5 billion, as at January 31, 2017, an increase of approximately $0.5 billion during the quarter, primarily from internal capital generation of $1.0 billion, partly offset by lower accumulated other comprehensive income of $0.5 billion, excluding the impact from cash flow hedges.

The Bank’s Tier 1 and Total capital ratios also benefited from the above changes, partly offset by the $345 million redemption of non-qualifying preferred shares which do not contain Basel III non-viability contingent capital (NVCC) provisions and the additional 10% phase-out of non-qualifying preferred shares.

Risk-weighted assets

CET1 risk-weighted assets (RWA) decreased by $4.4 billion or 1.2% during the quarter to $359.6 billion, primarily due to the impact of a stronger Canadian dollar, partly offset by higher credit and operational risk RWA.

Global Systemically Important Bank (G-SIB) Disclosures

In 2013, the Basel Committee on Banking Supervision (BCBS), in conjunction with the Financial Stability Board (FSB), issued “Global systemically important banks: updated assessment methodology and the higher loss absorbency requirement” which assesses the systemic importance of banks to the global financial system and wider economy. Banks with Basel III leverage exposures in excess of EUR 200 billion or those classified as a G-SIB in the past year are required to participate in the annual survey.

The G-SIB indicators as defined by the BCBS are intended to reflect the size of banks, their interconnectedness, the amount of financial institution infrastructure they provide, their cross-jurisdictional activity and their complexity. As a result, the G-SIB indicators provided below are calculated based on specific instructions issued by the BCBS and may not be directly comparable against other disclosed information.

According to the most recent assessment by the FSB communicated in November 2016, the Bank is not considered to be a G-SIB based on October 31, 2015, indicators. However, the Bank is required to disclose the values of its indicators in accordance with the “Global systemically important banks – Public disclosure requirements” as revised by OSFI in 2015. The disclosures below are presented as of October 31, 2016 and October 31, 2015.

As at and for the year ended October 31 ($ millions)(1)
Category(2)	Indicator(2)	2016	2015
Cross-jurisdictional activity	Cross-jurisdictional claims	$374,813	$377,002
	Cross-jurisdictional liabilities	302,569	296,266
Size	Total exposures as defined for use in the Basel III leverage ratio	1,023,953	992,591
Interconnectedness	Intra-financial system assets	104,838	134,859
	Intra-financial system liabilities	65,522	62,395
	Securities outstanding	278,032	264,446
Substitutability/financial institution infrastructure	Payments activity	14,609,548	13,645,943
	Assets under custody	267,669	262,976
	Underwritten transactions in debt and equity markets	55,247	51,001
Complexity	Notional amount of over-the-counter derivatives	3,666,271	4,646,428
	Trading and available-for-sale securities	42,980	43,938
	Level 3 assets	2,246	3,190
(1)	Disclosures are based on the regulatory definition of consolidation.
(2)	As defined by the BCBS publication “Global systemically important banks: updated assessment methodology and the higher loss absorbency requirement” (July 2013).

Changes in G-SIB Indicators

During 2016, notional amounts for over-the-counter derivatives decreased mainly due to lower volumes in interest rate contracts. Payment activity increased mainly due to higher volumes of Euro dollar and British pound payments. Other year-over-year movements primarily reflect changes in business activity and from foreign currency translation.

Normal Course Issuer Bid

On May 31, 2016, the Bank announced that OSFI and the Toronto Stock Exchange (TSX) approved a normal course issuer bid (NCIB) pursuant to which it may repurchase for cancellation up to 12 million of the Bank’s common shares. Purchases under the NCIB will terminate upon the earlier of: (i) the Bank purchasing the maximum number of common shares under the NCIB, (ii) the Bank providing a notice of termination, or (iii) June 1, 2017. On a quarterly basis, the Bank will consult with OSFI prior to making purchases.

During the quarter ended January 31, 2017, the Bank repurchased and cancelled 2 million common shares as part of the NCIB at a price of $68.95 per share for a total amount of approximately $138 million, all pursuant to a private agreement with an arm’s length third-party seller which shares were purchased at a discount to the prevailing market price of its common shares on the TSX at the time of the purchase. The intention to repurchase common shares pursuant to a private agreement (for up to 3 million common shares) was previously announced on January 6, 2017. No other purchases have been made under the NCIB since its inception (June 2, 2016).

Common dividend

The Board of Directors, at its meeting on February 27, 2017, approved a dividend of 76 cents per share, an increase of 2 cents per share. This quarterly dividend is payable to shareholders of record as of April 4, 2017 on April 26, 2017.

Financial instruments

Given the nature of the Bank’s main business activities, financial instruments make up a substantial portion of the balance sheet and are integral to the Bank’s business. There are various measures that reflect the level of risk associated with the Bank’s portfolio of financial instruments. Further discussion of some of these risk measures is included in the Risk Management section on page 6. The methods of determining the fair value of financial instruments are detailed on page 153 of the Bank’s 2016 Annual Report.

Scotiabank First Quarter Report 2017    21

MANAGEMENT’S DISCUSSION & ANALYSIS

Management’s judgment on valuation inputs is necessary when observable market data is not available, and in the selection of appropriate valuation models. Uncertainty in these estimates and judgments can affect fair value and financial results recorded. During the quarter, changes in the fair value of financial instruments generally arose from normal economic, industry and market conditions.

Many financial instruments are traded products such as derivatives, and are generally transacted under industry standard International Swaps and Derivatives Association (ISDA) master netting agreements with counterparties, which allow for a single net settlement of all transactions covered by that agreement in the event of a default or early termination of the transactions. ISDA agreements are frequently accompanied by an ISDA Credit Support Annex (CSA), the terms of which may vary according to each party’s view of the other party’s creditworthiness. CSAs can require one party to post initial margin at the onset of each transaction. CSAs also allow for variation margin to be called if total uncollateralized mark-to-market exposure exceeds an agreed upon threshold. Such variation margin provisions can be one-way (only one party will ever post collateral) or bi-lateral (either party may post depending upon which party is in-the-money). The CSA will also detail the types of collateral that are acceptable to each party, and the haircuts that will be applied against each collateral type. The terms of the ISDA master netting agreements and CSAs are taken into consideration in the calculation of counterparty credit risk exposure (see also page 73 of the Bank’s 2016 Annual Report).

Total derivative notional amounts were $3,758 billion as at January 31, 2017, compared to $3,895 billion as at October 31, 2016. The quarterly change was primarily due to the impact of foreign currency translation and a decline in the volume of interest rate contracts, partially offset by an increase in volume of commodities and equity derivatives. The total notional amount of over-the-counter derivatives was $3,505 billion (October 31, 2016 – $3,666 billion), of which $1,972 billion were settled through central counterparties as at January 31, 2017 (October 31, 2016 – $2,110 billion). The credit equivalent amount, after taking master netting arrangements into account, was $32.8 billion, compared to $33.4 billion at October 31, 2016. The decrease was largely due to the impact of foreign currency translation, partially offset by an overall increase in volume.

Selected credit instruments

A complete discussion of selected credit instruments which markets regarded as higher risk during the financial crisis was provided on page 46 of the Bank’s 2016 Annual Report. The Bank’s net exposures have substantially remained unchanged from year end.

Off-balance sheet arrangements

In the normal course of business, the Bank enters into contractual arrangements that are either consolidated or not required to be consolidated in its financial statements, but could have a current or future impact on the Bank’s financial performance or financial condition. These arrangements can be classified into the following categories: structured entities, securitizations and guarantees and other commitments.

No material contractual obligations were entered into this quarter by the Bank with the structured entities that are not in the ordinary course of business. Processes for review and approval of these contractual arrangements are unchanged from last year.

For a complete discussion of these types of arrangements, please refer to pages 42 to 44 of the Bank’s 2016 Annual Report.

Structured entities

The Bank sponsors two Canadian multi-seller conduits that are not consolidated. These multi-seller conduits purchase high-quality financial assets and finance these assets through the issuance of highly rated commercial paper.

Although the Bank has power over the relevant activities of the conduits, it has limited exposure to variability in returns, which results in the Bank not consolidating the two Canadian conduits.

A significant portion of the conduits’ assets have been structured to receive credit enhancements from the sellers, including overcollateralization protection and cash reserve accounts. Each asset purchased by the conduits is supported by a backstop liquidity facility provided by the Bank in the form of a liquidity asset purchase agreement (LAPA). The primary purpose of the backstop liquidity facility is to provide an alternative source of financing in the event the conduits are unable to access the commercial paper market. Under the terms of the LAPA, in most cases, the Bank is not obliged to purchase defaulted assets.

The Bank’s primary exposure to the Canadian-based conduits is the liquidity support provided, with total liquidity facilities of $5.9 billion as at January 31, 2017 (October 31, 2016 – $5.8 billion). As at January 31, 2017, total commercial paper outstanding for these conduits was $4.4 billion (October 31, 2016 – $4.4 billion). Funded assets purchased and held by these conduits as at January 31, 2017, as reflected at original cost, were $4.4 billion (October 31, 2016 – $4.4 billion). The fair value of these assets approximates original cost. There has been no significant change in the composition or risk profile of these conduits since October 31, 2016.

Other off-balance sheet arrangements

Overall guarantees and other indirect commitments remained stable compared to October 31, 2016. The increase in guarantees and undrawn commitments was partially offset by a decrease in securities lending activities. Fees from guarantees and loan commitment arrangements recorded as credit fees in non-interest income – banking were $148 million for the three months ended January 31, 2017, compared to $147 million in the previous quarter.

Regulatory developments

The Bank continues to respond to global regulatory developments, such as capital and liquidity requirements under the Basel Committee on Banking Supervision global standards (Basel III), over-the-counter derivatives reform, consumer protection measures and specific financial reforms, such as the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”). The Bank continues to monitor these and other developments and is working to ensure business impacts, if any, are minimized.

Bank Recapitalization Regime

On June 22, 2016, the Federal Government passed legislation to implement a “bail-in” regime, in accordance with regulations to the Canada Deposit Insurance Corporation Act that have not yet been prescribed (the “CDIC Act Regulations”), for the largest six Canadian banks, including The Bank of Nova Scotia, designated as domestic systemically important banks (D-SIBs). This bail-in regime is aimed at ensuring that in the unlikely event of a failure of a D-SIB, it is the D-SIB’s shareholders and creditors (other than depositors) that are responsible for the institution’s risks and not taxpayers. The shares and liabilities that will be subject to conversion, as well as the terms and conditions of conversion, will be prescribed under the CDIC Act Regulations. D-SIBs would also be subject to minimum loss absorbency requirements to ensure they can withstand significant losses and emerge from a conversion well capitalized, as well as comprehensive disclosure and reporting requirements. The regime would apply only to eligible shares and liabilities issued after the implementation of the proposed regime with no retroactive application to existing debt. The proposed “bail-in” regime has not yet been finalized, much of the detail will be set out in the CDIC Act Regulations, and timing for implementation has yet to be determined, but these proposed changes could adversely impact the Bank’s cost of funding.

22    Scotiabank First Quarter Report 2017

MANAGEMENT’S DISCUSSION & ANALYSIS

Synthetic Equity Arrangement Rules

The synthetic equity arrangement rules, which impact the tax deductibility of Canadian dividends in certain circumstances are not expected to materially affect the Bank’s overall financial results.

Dodd-Frank Act

The Dodd-Frank Act was enacted in the U.S. in July 2010. The Dodd-Frank Act contains many broad reforms impacting the financial services industry. These reforms impact every financial institution in the U.S. and many financial institutions that operate outside the U.S. Certain portions of the Dodd-Frank Act became effective immediately, and many are now effective following transition periods or final rulemakings, while the effectiveness of some other portions is still subject to final rulemakings by U.S. government agencies, or the expiration of transition periods. The Bank is subject to a number of specific requirements, including, among other things, (i) mandatory clearing, trade reporting and registration of OTC derivative trading activities, (ii) heightened capital liquidity and prudential standards, such as the enhanced prudential standards and early remediation requirements under Sections 165 and 166 of the Dodd-Frank Act, (iii) mandatory risk retention rules, which became effective in December 2016, applicable to sponsors of asset-backed securities and securitizations and (iv) restrictions on proprietary trading, private equity and hedge fund activities, commonly known as the Volcker Rule. The Bank continues to devote resources necessary to ensure that it implements the requirements in compliance with all applicable regulations under the Dodd-Frank Act. The Bank continually monitors developments to prepare for rulemakings that have the potential to impact its operations in the U.S. and elsewhere, including upcoming changes in laws or regulations that may be enacted by the new U.S. government administration.

Over-The-Counter Derivatives Reform

Capital requirements for derivatives dealers are currently being considered by international regulators, and margin requirements for non-centrally cleared derivatives have been adopted in a number of jurisdictions, including Canada, Europe and the United States. In March 2015, the Basel Committee on Banking Supervision and the International Organization of Securities Commissions published a framework establishing minimum standards for margin requirements for non-centrally cleared derivatives for financial firms and systemically important non-financial entities (“BCBS Framework”). On February 29, 2016, the Office of the Superintendent of Financial Institutions (“OSFI”) issued the final version of Guideline E-22 to implement the BCBS Framework for federally regulated financial institutions. The Guideline is effective September 1, 2016 with compliance to be phased in over the next four years in accordance with the BCBS Framework, and the margin requirements are designed to be coordinated with the rules established in the U.S., the European Union and other relevant jurisdictions with respect to cross-border activities. Margin rules require the exchange of variation margin and initial margin, both of which are designed to secure performance of non-centrally cleared derivatives transactions between covered entities. The Bank will become subject to variation margin rules beginning March 1, 2017 and initial margin rules beginning no earlier than September 1, 2018 and no later than September 1, 2019. In February 2017, various regulatory authorities including the Board of Governors of the Federal Reserve System, the CFTC, the European Supervisory Authorities and OSFI issued guidance concerning the implementation of their variation margin rules, affirming the importance of timely effectiveness while recognizing the operational challenges of achieving market-wide participation, especially with respect to smaller counterparty relationships. The Bank is continuing with its efforts to meet all obligations imposed by the variation margin rules in accordance with the guidance received from OSFI and other relevant supervisory authorities.

Automatic Exchange of Information – Organisation for Economic Co-operation and Development (OECD)

Under the initiative of the OECD, many countries have committed to automatic exchange of information relating to accounts held by tax residents of signatory countries, using a Common Reporting Standard (CRS). CRS was implemented in “early adopter” countries in January 2016, with other countries, including Canada agreeing to implementation in subsequent years, through the adoption of local legislation. Proposed legislation to implement the CRS in Canada was released by the Department of Finance on April 15, 2016. The Bank will meet all obligations imposed under the CRS, in accordance with local law, in all applicable jurisdictions in which it operates.

United Kingdom’s Membership in the European Union (Brexit)

On June 23, 2016, the United Kingdom (UK) held a referendum to decide on its membership in the European Union. The resulting vote was to leave the European Union. A formal notice of the UK Government’s intention to withdraw must be provided to the European Council, triggering a two-year negotiation period during which the terms of the UK’s exit will be determined. Until those negotiations are concluded or the negotiation period expires, the UK will remain an EU Member State, subject to all EU legislation.

There are a number of uncertainties in connection with the future of the UK and its relationship with the European Union, until the terms and timing of the UK’s exit from the European Union are clearer, it is difficult to determine the potential longer term impact on the Bank. The UK’s exit from the European Union may result in significant changes in law, which may impact the Bank’s business, financial condition and results of operations and could adversely impact the Bank’s cost of funding in Europe. The Bank continually monitors developments to prepare for changes that have the potential to impact its operations in the UK and elsewhere in Europe.

Regulatory developments relating to liquidity

The Net Stable Funding Ratio (NSFR) is expected to become a minimum standard in OSFI’s liquidity framework by November 1, 2017, following a consultation process with banks and the public. The NSFR is aimed at reducing structural funding risk by requiring banks to fund their activities with sufficiently stable sources of funding. The Bank is well positioned to meet these requirements.

Accounting Policies and Controls

Accounting policies and estimates

The condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, using International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The significant accounting policies used in the preparation of the condensed interim consolidated financial statements are consistent with those used in the Bank’s audited consolidated financial statements for the year ended October 31, 2016. Note 3 of the Bank’s consolidated financial statements in the 2016 Annual Report describes the Bank’s significant accounting policies.

Scotiabank First Quarter Report 2017    23

MANAGEMENT’S DISCUSSION & ANALYSIS

Future accounting developments

There are no significant updates to the future accounting developments disclosed in Note 4 of the Bank’s audited consolidated financial statements in the 2016 Annual Report.

Changes in internal control over financial reporting

There have been no changes in the Bank’s internal control over financial reporting during the three months ended January 31, 2017, that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.

Related party transactions

There were no changes to the Bank’s procedures and policies for related party transactions from those outlined in the Bank’s 2016 Annual Report. All transactions with related parties continued to be at market terms and conditions.

Economic Outlook

The global economy is projected to register its best performance since 2014 this year. Though geopolitical risks abound, recent economic data point to strengthening growth prospects in most areas of the world. This has translated into higher equity valuations in many countries, a re-evaluation of the likely interest rate path in the U.S. and yield curves globally, and significant increases in both household and business confidence. Risks, however, remain very important. The outcome related to the U.S. approach to trade policy may result in a risk to the global recovery.

The U.S. appears set for a solid economic performance this year as growth in most sectors of the economy appears to be accelerating. Most importantly, there is evidence that business investment is on the rise, as indicators of both business confidence and activity, and orders for capital goods, point to a modest rebound in capital spending in the U.S. Building price pressure is likely to require significant monetary tightening. Higher interest rates in the U.S, which are not yet fully priced by markets, and improved growth prospects, should lead to a generally stronger U.S. dollar against most major currencies.

Canadian growth is expected to accelerate in 2017 as the economy benefits from stronger U.S. growth, an increase in oil prices, a weaker currency against the U.S. dollar, and public infrastructure programs. Adding to these factors, businesses appear cautiously confident in their prospects, with firms expanding their hiring while tentatively considering increased investment. Owing to the slack remaining in the Canadian economy, inflation should converge to the Bank of Canada’s target on a sustained basis in mid-2018.

In Europe data suggest an acceleration in growth in continental European countries. As in the U.S. and Canada, household and business confidence is rising. Furthermore, retail sales are strong, exports appear to be responding to stronger global demand and the weaker euro, and monetary policy continues to be highly stimulative. In the UK, growth in 2017 is expected to moderate from last year’s torrid pace, but still remain reasonably strong. The key risk and challenge remains the Brexit negotiations and their impact on economic activity.

In the Pacific Alliance countries, growth in Colombia and Chile is projected to pick up from 2016. Adding to the positive effects of stronger global growth and higher commodity prices, increased investment is anticipated following the peace agreement in Colombia, and infrastructure plans and a more pro-growth approach in Peru. In Mexico, a modest slowdown is expected to materialize owing to a combination of factors: fiscal consolidation as the government moves aggressively to improve its fiscal position, higher interest rates stemming from the weaker currency, and a slower pace of investment given uncertainties related to potential U.S. policy actions.

24    Scotiabank First Quarter Report 2017

MANAGEMENT’S DISCUSSION & ANALYSIS

Business Segment Review

Business segment results are presented on a taxable equivalent basis, adjusted for the following

•	The Bank analyzes revenues on a taxable equivalent basis (TEB) for business lines. This methodology grosses up tax-exempt income earned on certain securities reported in either net interest income or non-interest income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income and non-interest income arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. While other banks may also use TEB, their methodology may not be comparable to the Bank’s methodology. A segment’s revenue and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross up is recorded in the Other segment.

•	For business line performance assessment and reporting, net income from associated corporations, which is an after tax number, is adjusted to normalize for income taxes. The tax normalization adjustment grosses up the amount of net income from associated corporations and normalizes the effective tax rate in the business lines to better present the contribution of the associated corporations to the business line results.

Canadian Banking	For the three months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	January 31 2017	October 31 2016	January 31 2016
Business segment income
Net interest income	$1,809	$1,798	$1,738
Non-interest income(1)	1,377	1,314	1,239
Total revenue	3,186	3,112	2,977
Provision for credit losses	235	217	194
Non-interest expenses	1,629	1,612	1,596
Income tax expense	341	329	312
Net income	$981	$954	$875
Net income attributable to non-controlling interest in subsidiaries	–	–	–
Net income attributable to equity holders of the Bank	$981	$954	$875
Other measures
Return on equity	22.4%	22.4%	20.8%
Net interest margin(2)	2.39%	2.39%	2.35%
Provision for credit losses as a percentage of loans and acceptances	0.30%	0.28%	0.26%
Assets under administration ($ billions)	$324	$318	$304
Assets under management ($ billions)	$148	$145	$135
Average assets ($ billions)	$316	$313	$307
Average liabilities ($ billions)	$242	$237	$229
(1)	Includes income (on a taxable equivalent basis) from investments in associated corporations of $13 (October 31, 2016 – $25; January 31, 2016 – $15).
(2)	Net interest income (TEB) as percentage of average earning assets excluding bankers acceptances.

Net income

Q1 2017 vs Q1 2016

Net income attributable to equity holders was $981 million, an increase of $106 million or 12%. This was due to growth in net interest income, including a higher margin, and higher banking and wealth management revenues, partially offset by increases in non-interest expenses and provision for credit losses. This quarter also included a gain on sale of real estate that contributed to an increase in net income of 5%.

Q1 2017 vs Q4 2016

Net income attributable to equity holders increased $27 million or 3%. Higher banking and wealth management fees were offset by increases in provision for credit losses and non-interest expenses. This quarter benefitted from higher gains on sale of real estate.

Average assets

Q1 2017 vs Q1 2016

Average assets grew $9 billion or 3% to $316 billion. Adjusting for the impact of the Tangerine broker-originated and white label mortgage run-off portfolios, assets increased $12 billion or 4%. The growth included $3 billion or 4% in personal loans primarily in consumer auto lending and lines of credit, $7 billion or 4% in residential mortgages, and $3 billion or 7% in business loans and acceptances.

Q1 2017 vs Q4 2016

Average assets rose $3 billion or 1%, due mainly to the growth of $2 billion or 1% in residential mortgages, and $1 billion or 2% in business loans and acceptances.

Scotiabank First Quarter Report 2017    25

MANAGEMENT’S DISCUSSION & ANALYSIS

Average liabilities

Q1 2017 vs Q1 2016

Average liabilities increased $13 billion or 6%, including strong growth of $8 billion or 12% in retail banking savings deposits and $1 billion or 8% in chequing accounts. As well, there was growth of $4 billion or 8% in small business and commercial banking business operating accounts. This was partially offset by a decline in lower margin GICs of $4 billion or 6%.

Q1 2017 vs Q4 2016

Average liabilities increased $5 billion or 2%, primarily driven by strong growth of $3 billion or 3% in retail banking savings accounts and $2 billion or 4% in small business and commercial banking business operating accounts. Partially offsetting was a decline of $2 billion or 3% in lower margin GICs.

Assets under management (AUM) and assets under administration (AUA)

Q1 2017 vs Q1 2016

AUM of $148 billion increased $13 billion or 9% from the same quarter last year driven by market appreciation and net sales.

AUA of $324 billion increased $20 billion or 7% from the same quarter last year driven by market appreciation.

Q1 2017 vs Q4 2016

AUM of $148 billion increased $3 billion or 2% from the previous quarter driven by market appreciation and net sales. AUA of $324 billion increased $6 billion or 2% from previous quarter driven by market appreciation.

Net interest income

Q1 2017 vs Q1 2016

Net interest income of $1,809 million was up $71 million or 4%. This was driven by a four basis point increase in the net interest margin to 2.39% and solid growth in assets and deposits. The margin increase was primarily driven by margin expansion in deposits, higher yields on unsecured lending and the run-off of lower spread Tangerine mortgages.

Q1 2017 vs Q4 2016

Net interest income increased $11 million or 1% due mainly to the growth in both assets and deposits, while the net interest margin remained stable.

Non-interest income

Q1 2017 vs Q1 2016

Non-interest income of $1,377 million increased 11%. The increase was due primarily to growth in card revenues, higher insurance revenues, and mutual fund fees. As well, higher gains on sale of real estate this quarter contributed to 4% of the year-over-year growth.

Q1 2017 vs Q4 2016

Non-interest income increased $63 million or 5%. The increase was due primarily to higher card revenues, foreign exchange revenues, mutual fund and brokerage fees. As well, higher gains on sale of real estate this quarter contributed to 2% of the quarter-over-quarter growth.

Provision for credit losses

Q1 2017 vs Q1 2016

The provision for credit losses was $235 million, up $41 million or 21%, due mainly to higher provisions in the retail portfolio driven by growth in relatively higher spread loans and a single account in the commercial portfolio. The provision for credit losses ratio was 30 basis points, an increase of four basis points.

Q1 2017 vs Q4 2016

Provision for credit losses of $235 million was up $18 million or 8% due to higher provisions in retail and a single account in the commercial portfolio. The provision for credit losses ratio was 30 basis points, an increase of two basis points.

Non-interest expenses

Q1 2017 vs Q1 2016

Non-interest expenses were $1,629 million, an increase of $33 million or 2%, primarily reflecting higher spending on digital and technology to support business growth and salary increases. These were partially offset by benefits realized from cost reduction initiatives.

Q1 2017 vs Q4 2016

Non-interest expenses were $1,629 million, an increase of $17 million or 1%. Seasonally higher share-based compensation and investments in digital and technology were partially offset by lower marketing costs and benefits realized from cost reduction initiatives.

26    Scotiabank First Quarter Report 2017

MANAGEMENT’S DISCUSSION & ANALYSIS

Taxes

Q1 2017 vs Q1 2016

The effective tax rate was 25.8% compared to 26.3%, due primarily to the gain on sale of real estate this quarter.

Q1 2017 vs Q4 2016

The effective tax rate was 25.8% compared to 25.6% in the previous quarter.

International Banking	For the three months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	January 31 2017	October 31 2016	January 31 2016
Business segment income
Net interest income	$1,611	$1,615	$1,558
Non-interest income(1)	975	883	892
Total revenue	2,586	2,498	2,450
Provision for credit losses	310	294	291
Non-interest expenses	1,430	1,413	1,411
Income tax expense	209	172	187
Net income	$637	$619	$561
Net income attributable to non-controlling interest in subsidiaries	$61	$72	$56
Net income attributable to equity holders of the Bank	$576	$547	$505
Other measures
Return on equity	14.2%	13.5%	13.1%
Net interest margin(2)	4.73%	4.77%	4.57%
Provision for credit losses as a percentage of loans and acceptances	1.21%	1.15%	1.14%
Average assets ($ billions)	$143	$142	$143
Average liabilities ($ billions)	$109	$109	$108
(1)	Includes income (on a taxable equivalent basis) from investments in associated corporations of $119 (October 31, 2016 – $130; January 31, 2016 – $122).
(2)	Net interest income (TEB) as percentage of average earning assets excluding bankers acceptances.

Net income

Q1 2017 vs Q1 2016

Net income attributable to equity holders was $576 million, up 14%, or 18% adjusting for the impact of foreign currency translation. The increase reflects good retail loan and deposit growth, strong net interest margin and fee growth, and benefits from cost reduction initiatives.

Q1 2017 vs Q4 2016

Net income attributable to equity holders was up 5%, or 2% adjusting for the impact of foreign currency translation. The increase was driven by strong fee growth, trading revenues, and a security gain in Colombia, partly offset by higher expenses and provision for credit losses.

Average assets

Q1 2017 vs Q1 2016

Average assets of $143 billion were unchanged with good retail loan growth, primarily in Latin America, offset by the impact of foreign currency translation. Adjusting for the impact of foreign currency translation, average asset growth was 5%. Retail loan growth was 9%, with Latin America growing at 12%, and the Caribbean and Central America at 6% mainly from acquisitions.

Q1 2017 vs Q4 2016

Average assets were $143 billion compared to $142 billion. Adjusting for the impact of foreign currency translation, retail loan growth was 1%, driven by good growth in Latin America. Commercial loan growth in Peru, Chile and the Caribbean was offset by reductions in Mexico and Colombia.

Average liabilities

Q1 2017 vs Q1 2016

Average liabilities increased $1 billion or 1% due to strong growth in demand, savings and term deposits largely offset by the impact of foreign currency translation.

Q1 2017 vs Q4 2016

Average liabilities were in line with the prior quarter, as growth in deposits was offset by the impact of foreign currency translation.

Scotiabank First Quarter Report 2017    27

MANAGEMENT’S DISCUSSION & ANALYSIS

Net interest income

Q1 2017 vs Q1 2016

Net interest income rose 3% to $1,611 million, or 9% adjusting for the impact of foreign currency translation. This growth was largely due to retail loan growth, acquisitions and an increase in net interest margin. The net interest margin rose by 16 basis points to 4.73%, driven by an improvement in business mix, acquisitions, and repricing following recent rate increases.

Q1 2017 vs Q4 2016

Net interest income was down $4 million to $1,611 million. The decline in net interest margin this quarter was due mainly to financial instrument negative valuations, which were offset by financial instrument gains in non-interest income. The underlying margin was stable.

Non-interest income

Q1 2017 vs Q1 2016

Non-interest income increased 9% to $975 million, or 11% adjusting for the impact of foreign currency translation, driven mainly by strong fee growth, a security gain in Colombia, higher trading revenues, and the positive mark-to-market impact on financial instruments. Fees increased 8%, or 11% adjusting for the impact of foreign currency translation and acquisitions, primarily driven by higher transaction fees and card revenues, in Latin America and the Caribbean.

Q1 2017 vs Q4 2016

Non-interest income increased $92 million or 10% to $975 million driven primarily by strong fee growth, a security gain in Colombia, higher trading revenues, and the positive mark-to-market impact on financial instruments, partly offset by a lower contribution from investments in associated corporations.

Provision for credit losses

Q1 2017 vs Q1 2016

The provision for credit losses was $310 million, up $19 million or 7%. Retail provisions increased mainly in Colombia and Peru partially offset by lower provisions in Mexico and the Caribbean region. Commercial provisions also increased, mostly in the Caribbean region, Chile and Peru partially offset by lower provisions in Colombia. The provision for credit losses ratio was 121 basis points compared to 114 basis points.

Q1 2017 vs Q4 2016

The provision for credit losses increased $16 million or 6% driven primarily by higher retail provisions. Retail provisions increased in the Caribbean and Central America due to lower acquisition-related benefits and recoveries. Commercial provisions remained largely unchanged with higher provisions in the Caribbean and Central America offset by lower provisions in Colombia and Peru. Provision for credit losses ratio was 121 basis points compared to 115 basis points.

Non-interest expenses

Q1 2017 vs Q1 2016

Non-interest expenses were $1,430 million, an increase of 1%, or 6% adjusting for the impact of foreign currency translation, driven by acquisitions, business volumes and inflationary increases, partly offset by benefits realized from cost reduction initiatives.

Q1 2017 vs Q4 2016

Non-interest expenses were $17 million or 1% higher, or 2% adjusting for the impact of foreign currency translation, due to inflation, business growth and higher seasonal business taxes in the Caribbean, partly offset by benefits realized from cost reduction initiatives.

Taxes

Q1 2017 vs Q1 2016

The effective tax rate was 24.6%, a decrease from 25.1% primarily from changes in business mix.

Q1 2017 vs Q4 2016

The effective tax rate was 24.6%, an increase from 21.7% as last quarter had higher tax benefits in Peru.

28    Scotiabank First Quarter Report 2017

MANAGEMENT’S DISCUSSION & ANALYSIS

Global Banking and Markets	For the three months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	January 31 2017	October 31 2016	January 31 2016
Business segment income
Net interest income	$323	$345	$302
Non-interest income	892	830	746
Total revenue	1,215	1,175	1,048
Provision for credit losses	8	39	54
Non-interest expenses	560	533	507
Income tax expense	178	142	121
Net income	$469	$461	$366
Net income attributable to non-controlling interest in subsidiaries	$–	$–	$–
Net income attributable to equity holders of the Bank	$469	$461	$366
Other measures
Return on equity	15.8%	15.5%	11.4%
Net interest margin(1)	1.63%	1.78%	1.58%
Provision for credit losses as a percentage of loans and acceptances	0.04%	0.19%	0.27%
Average assets ($ billions)	$346	$351	$358
Average liabilities ($ billions)	$268	$273	$265
(1)	Net interest income (TEB) as percentage of average earning assets excluding bankers acceptances.

Net income

Q1 2017 vs Q1 2016

Net income attributable to equity holders was $469 million, an increase of $103 million or 28%, driven mainly by higher contributions from fixed income, European and Canadian lending businesses, as well as lower provision for credit losses. This was partly offset by lower results in investment banking and the Asia lending business.

Q1 2017 vs Q4 2016

Net income attributable to equity holders increased by $8 million or 2%. This was due mainly to higher contributions from fixed income, equities, commodities, and foreign exchange, as well as lower provision for credit losses. This was mostly offset by lower contributions from investment banking, corporate banking and precious metals, as well as higher non-interest expenses.

Average assets

Q1 2017 vs Q1 2016

Average assets were $346 billion, a decrease of $12 billion or 3%. Adjusting for the impact of foreign currency translation, assets were in line with the prior year, as increases in corporate loans and acceptances and trading assets were more than offset by lower deposits with banks and securities purchased under resale agreements.

Q1 2017 vs Q4 2016

Average assets decreased by $5 billion or 1%. This was mainly due to a decrease of $3 billion in securities purchased under resale agreements, and lower deposits with banks.

Average liabilities

Q1 2017 vs Q1 2016

Average liabilities of $268 billion were higher by $3 billion or 1% due mainly to an increase of $13 billion in securities sold under repurchase agreements, partly offset by lower derivative-related liabilities and deposits by banks.

Q1 2017 vs Q4 2016

Average liabilities decreased by $5 billion or 2% mainly due to a decline in deposits by banks.

Net interest income

Q1 2017 vs Q1 2016

Net interest income of $323 million grew $21 million or 7%. Higher lending volumes and deposits in Canada, the U.S. and Europe and higher loan origination fees were partly offset by lower volumes in Asia and margin compression in the U.S., Canada and Asia.

Q1 2017 vs Q4 2016

Net interest income was down $22 million or 6% due mainly to lower loan origination fees and lower interest margins in the U.S., Canadian and Asia lending businesses.

Scotiabank First Quarter Report 2017    29

MANAGEMENT’S DISCUSSION & ANALYSIS

Non-interest income

Q1 2017 vs Q1 2016

Non-interest income was $892 million, an increase of $146 million or 20%. This was due mainly to higher trading revenues in fixed income and foreign exchange, as well as higher underwriting and advisory fees.

Q1 2017 vs Q4 2016

Non-interest income increased $62 million or 7% driven by higher trading revenues across the capital markets businesses and higher underwriting fees, partly offset by lower advisory fees and lower banking fees.

Provision for credit losses

Q1 2017 vs Q1 2016

The provision for credit losses was $8 million, compared to $54 million, due primarily to lower provisions in the energy sector. The provision for credit losses ratio was four basis points, compared to 27 basis points.

Q1 2017 vs Q4 2016

The provision for credit losses was down $31 million. The decrease was due primarily to lower provisions in the energy sector. The provision for credit losses ratio was four basis points, compared to 19 basis points.

Non-interest expenses

Q1 2017 vs Q1 2016

Non-interest expenses of $560 million were up $53 million or 10% due mainly to higher performance-based compensation, as well as higher technology and regulatory expenses.

Q1 2017 vs Q4 2016

Non-interest expenses increased $27 million or 5%. This was driven by seasonally higher share-based compensation costs and benefits, as well as higher performance-based compensation, technology and regulatory expenses.

Taxes

Q1 2017 vs Q1 2016

The effective tax rate of 27.5% was higher than the prior year by 2.7%, mainly due to a higher level of income in higher tax jurisdictions.

Q1 2017 vs Q4 2016

The effective tax rate was higher than the prior quarter by 4.0%. This was mainly due to a higher level of income in higher tax jurisdictions.

Other(1)	For the three months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	January 31 2017	October 31 2016	January 31 2016
Business segment income
Net interest income(2)	$(100)	$(105)	$(79)
Non-interest income(2)(3)	(19)	71	(31)
Total revenue	(119)	(34)	(110)
Provision for credit losses	–	–	–
Non-interest expenses	70	92	54
Income tax expense(2)	(111)	(103)	(176)
Net income	$(78)	$(23)	$12
Net income attributable to non-controlling interest in subsidiaries	$–	$–	$–
Net income attributable to equity holders	$(78)	$(23)	$12
Other measures
Average assets ($ billions)	$107	$113	$103
Average liabilities ($ billions)	$235	$244	$254
(1)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income, non-interest income and provision for income taxes and differences in the actual amount of costs incurred and charged to the operating segments.
(2)	Includes the elimination of the tax-exempt income gross-up reported in net interest income, non-interest income and provision for income taxes of $47 (October 31, 2016 – $47; January 31, 2016 – $149) to arrive at the amounts reported in the Consolidated Statement of Income.
(3)	Income (on a taxable equivalent basis) from investments in associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up of income from associated companies of $(33) (October 31, 2016 – $(38); January 31, 2016 – $(35)).

30    Scotiabank First Quarter Report 2017

MANAGEMENT’S DISCUSSION & ANALYSIS

The Other segment includes Group Treasury, smaller operating segments and other corporate items which are not allocated to a business line.

Net interest income, other operating income, and the provision for income taxes in each period include the elimination of tax-exempt income gross-up. This amount is included in the operating segments, which are reported on a taxable equivalent basis. The elimination was $47 million in the first quarter, compared to $149 million in the same period last year and $47 million last quarter.

Net income from investments in associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up of income from associated companies. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.

Q1 2017 vs Q1 2016

Net loss attributable to equity holders was $78 million in the quarter, compared to net income of $12 million in the same period last year. This was due mainly to lower net gains on investment securities, the impact of foreign currency translation (including hedges) and higher expenses.

Q1 2017 vs Q4 2016

Net loss attributable to equity holders was $78 million, compared to a loss of $23 million last quarter. This was due mainly to the impact of foreign currency translation (including hedges), lower net gains on investment securities, and higher net gains on sale of real estate last quarter. Partially offsetting were lower non-interest expenses.

Geographic Highlights	For the three months ended
(Unaudited) ($ millions)	January 31 2017	October 31 2016	January 31 2016
Geographic segment income
Canada	$1,144	$1,150	$997
United States	99	139	128
Mexico	97	107	70
Peru	153	142	158
Chile	92	101	68
Colombia	49	48	35
Other international	420	346	372
Corporate adjustments	(45)	(22)	(14)
Net income	$2,009	$2,011	$1,814
Average assets ($ billions)
Canada	$541	$532	$520
United States	111	125	129
Mexico	24	26	28
Peru	23	23	24
Chile	21	21	19
Colombia	11	11	10
Other international	167	167	168
Corporate adjustments	14	14	13
Total	$912	$919	$911

Quarterly Financial Highlights

	For the three months ended
(Unaudited)	January 31 2017	October 31 2016	July 31 2016	April 30 2016	January 31 2016	October 31 2015	July 31 2015	April 30 2015
Total revenue ($ millions)	$6,868	$6,751	$6,640	$6,594	$6,365	$6,125	$6,124	$5,937
Net income ($ millions)	2,009	2,011	1,959	1,584	1,814	1,843	1,847	1,797
Basic earnings per share ($)	1.58	1.58	1.55	1.24	1.44	1.46	1.46	1.43
Diluted earnings per share ($)	1.57	1.57	1.54	1.23	1.43	1.45	1.45	1.42

Scotiabank First Quarter Report 2017    31

MANAGEMENT’S DISCUSSION & ANALYSIS

Share Data

As at January 31, 2017	Amount ($ millions)	Dividends declared per share(1)	Number outstanding (000s)		Conversion feature
Common shares(2)	$15,625	$0.76		1,208,217	n/a
Preferred shares
Preferred shares Series 16(3)	–	–		–	–
Preferred shares Series 17(4)	230	0.350000		9,200	n/a
Preferred shares Series 18(4)(5)	187	0.209375		7,498	Series 19
Preferred shares Series 19(4)(5)	158	0.159375		6,302	Series 18
Preferred shares Series 20(4)(5)	201	0.225625		8,039	Series 21
Preferred shares Series 21(4)(5)	149	0.137500		5,961	Series 20
Preferred shares Series 22(4)(5)	234	0.239375		9,377	Series 23
Preferred shares Series 23(4)(5)	66	0.148750		2,623	Series 22
Preferred shares Series 30(4)(5)	154	0.113750		6,143	Series 31
Preferred shares Series 31(4)(5)	111	0.093750		4,457	Series 30
Preferred shares Series 32(4)(5)	279	0.128938		11,162	Series 33
Preferred shares Series 33(4)(5)	130	0.113425		5,184	Series 32
Preferred shares Series 34(4)(5)(6)	350	0.343750		14,000	Series 35
Preferred shares Series 36(4)(5)(6)	500	0.343750		20,000	Series 37
Preferred shares Series 38(4)(5)(6)	500	0.303125		20,000	Series 39
Trust securities	Amount ($ millions)	Distribution	Yield (%)		Number outstanding (000s)
Scotiabank Trust Securities – Series 2006-1 issued by Scotiabank Capital Trust(7a,c,d)	$750	28.25		5.650	750
Scotiabank Tier 1 Securities – Series 2009-1 issued by Scotiabank Tier 1 Trust(7b,c,d)	650	39.01		7.802	650
NVCC Subordinated debentures			Amount ($ millions)		Interest rate (%)
Subordinated debentures due March 2027				$1,250	2.58
Subordinated debentures due December 2025				750	3.37
Subordinated debentures due December 2025			US$	1,250	4.50
Options					Number outstanding (000s)
Outstanding options granted under the Stock Option Plans to purchase common shares(2)(8)					18,648
(1)	Dividends declared as at February 28, 2017.
(2)	Dividends on common shares are paid quarterly, if and when declared. As at February 17, 2017, the number of outstanding common shares and options were 1,209,028 thousand and 17,837 thousand, respectively. The Board of Directors, at its meeting on February 27, 2017, approved a dividend of 76 cents per share payable to shareholders of record as of April 4, 2017 on April 26, 2017.
(3)	On January 27, 2017, the Bank redeemed all outstanding Non-cumulative Preferred shares Series 16 and paid a dividend of $0.328125 per share.
(4)	These preferred shares are entitled to non-cumulative preferential cash dividends payable quarterly. Refer to Note 23 of the Consolidated Financial Statements in the Bank’s 2016 Annual Report for further details.
(5)	These preferred shares have conversion features, subject to certain conditions. If converted, the holders have the option to covert back to the original preferred shares, subject to certain conditions on subsequent redemption dates. Refer to Note 23 of the Consolidated Financial Statements in the Bank’s 2016 Annual Report for further details.
(6)	These preferred shares contain Non-Viability Contingent Capital (NVCC) provisions necessary for the shares to qualify as Tier 1 regulatory capital under Basel III. Refer to Note 23 of the Consolidated Financial Statements in the Bank’s 2016 Annual Report and below for further details.
(7)(a)	On September 28, 2006, Scotiabank Capital Trust issued 750,000 Scotiabank Trust Securities – Series 2006-1 (Scotia BaTS II Series 2006-1). The holders of Scotia BaTS II Series 2006-1 are entitled to receive non-cumulative fixed cash distributions payable semi-annually in an amount of $28.25 per security. With regulatory approval, these securities may be redeemed in whole upon the occurrence of certain tax or regulatory capital changes, or in whole or in part on December 30, 2011 and on any distribution date thereafter at the option of Scotiabank Capital Trust. The holder has the right at any time to exchange their security into Non-cumulative Preferred Shares Series S of the Bank. The Series S shares will be entitled to cash dividends payable semi-annually in an amount of $0.4875 per $25.00 share. Refer to Note 23 in the Bank’s 2016 Annual Report for further details. Under the circumstances outlined in 7(c) below, the Scotia BaTS II Series 2006-1 would be automatically exchanged without the consent of the holder, into Non-cumulative Preferred Shares Series T of the Bank. The Series T shares will be entitled to non-cumulative cash dividends payable semi-annually in an amount of $0.625 per $25.00 share. If there is an automatic exchange of the Scotia BaTS II Series 2006-1 into Preferred Shares Series T of the Bank, then the Bank would become the sole beneficiary of the Trust.
(7)(b)	On May 7, 2009, Scotiabank Tier 1 Trust issued 650,000 Scotiabank Tier 1 Securities Series 2009-1 (Scotia BaTS III Series 2009-1). Interest is payable semi-annually in an amount of $39.01 per Scotia BaTS III Series 2009-1 on the last day of June and December until June 30, 2019. After June 30, 2019 and on every fifth anniversary thereafter until June 30, 2104, the interest rate on the Scotia BaTS III Series 2009-1 will be reset at an interest rate per annum equal to the then prevailing 5-year Government of Canada Yield plus 7.05%. On or after June 30, 2014, the Trust may, at its option redeem the Scotia BaTS III Series 2009-1, in whole or in part, subject to regulatory approval. Under the circumstances outlined in 7(c) below, the Scotia BaTS III Series 2009-1, including accrued and unpaid interest thereon, would be exchanged automatically without the consent of the holder, into newly issued Non-cumulative Preferred Shares Series R of the Bank. In addition, in certain circumstances, holders of Scotia BaTS III Series 2009-1 may be required to invest interest paid on the Scotia BaTS III Series 2009-1 in a series of newly-issued preferred shares of the Bank with non-cumulative dividends (each such series is referred to as Bank Deferral Preferred Shares). If there is an automatic exchange of the Scotia BaTS Preferred Shares, then the Bank would become the sole beneficiary of the Trust.
(7)(c)	The Scotia BaTS II Series 2006-1 and Scotia BaTS III Series 2009-1 may be automatically exchanged, without the consent of the holder, into Non-cumulative Preferred Shares of the Bank in the following circumstances: (i) proceedings are commenced for the winding-up of the Bank; (ii) the Superintendent takes control of the Bank or its assets; (iii) the Bank has a Tier 1 Capital ratio of less than 5% or a Total Capital ratio of less than 8%; or (iv) the Superintendent has directed the Bank to increase its capital or provide additional liquidity and the Bank elects such automatic exchange or the Bank fails to comply with such direction.

32    Scotiabank First Quarter Report 2017

MANAGEMENT’S DISCUSSION & ANALYSIS

(7)(d)	No cash distributions will be payable on the Scotia BaTS II Series 2006-1 and Scotia BaTS III Series 2009-1 in the event that the regular dividend is not declared on the Bank’s preferred shares and, if no preferred shares are outstanding, the Bank’s common shares. In such a circumstance the net distributable funds of the Trust will be payable to the Bank as the holder of the residual interest in the Trust. Should the Trust fail to pay the semi-annual distributions on the Scotia BaTS II Series 2006-1 and Scotia BaTS III Series 2009-1 in full, the Bank will not declare dividends of any kind on any of its preferred or common shares for a specified period of time. Refer to Note 23 of the Consolidated Financial Statements in the Bank’s 2016 Annual Report.
(8)	Included are 35,260 stock options with tandem stock appreciation rights (Tandem SAR) features.

NVCC provisions require the conversion of capital instruments into a variable number of common shares if OSFI announces that the Bank has ceased, or is about to cease, to be viable, or if a federal or provincial government in Canada publicly announces that the Bank has accepted or agreed to accept a capital injection, or equivalent support, from the federal government or any provincial government or political subdivision or agent thereof without which the Bank would have been determined by OSFI to be non-viable. If such a conversion were to occur, NVCC preferred shares Series 34, Series 35, Series 36, Series 37, Series 38 and Series 39, if outstanding, would be converted into common shares pursuant to an automatic conversion formula defined as 100% times the share value of $25.00 plus declared and unpaid dividends divided by the conversion price. NVCC subordinated debentures due March 30, 2027, December 8, 2025, and December 16, 2025, would be converted into common shares pursuant to an automatic conversion formula defined as 150% of the par value plus accrued and unpaid interest divided by the conversion price. The conversion price is based on the greater of: (i) a floor price of $5.00 or, where applicable, the U.S. dollar equivalent of $5.00 (subject in each case to adjustments in certain events as set out in their respective prospectus supplements), and (ii) the current market price of the Bank’s common shares at the time of the trigger event (10-day weighted average). Based on the floor price, excluding the impact of accrued and unpaid interest (if any) and declared but unpaid dividends (if any), the maximum number of common shares issuable on conversion of the subordinated debentures and preferred shares would be 1,358 million common shares.

For further details on outstanding securities of the Bank, including convertibility features, refer to Notes 20, 23 and 25 of the Bank’s Consolidated Financial Statements in the 2016 Annual Report.

Condensed Interim Consolidated Financial Statements (unaudited) TABLE OF CONTENTS

34	Condensed Interim Consolidated Financial Statements (unaudited)
39	Notes to the Condensed Interim Consolidated Financial Statements (unaudited)
	39	Note 1 - Reporting entity
	39	Note 2 - Basis of preparation
	39	Note 3 - Significant accounting policies
	39	Note 4 - Future accounting developments
	39	Note 5 - Cash and deposits with financial institutions
	40	Note 6 - Investment securities
	40	Note 7 - Derecognition of financial assets
	41	Note 8 - Impaired loans and allowance for credit losses

43	Note 9 - Investments in associates
43	Note 10 - Deposits
44	Note 11 - Capital and financing transactions
44	Note 12 - Capital management
44	Note 13 - Share-based payments
45	Note 14 - Employee benefits
45	Note 15 - Operating segments
46	Note 16 - Non-interest income
47	Note 17 - Earnings per share
47	Note 18 - Financial instruments
53	Note 19 - Corporate income taxes
53	Note 20 - Business combinations and disposition

Scotiabank First Quarter Report 2017    33

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Financial Position

		As at
(Unaudited) ($ millions)	Note	January 31 2017	October 31 2016
Assets
Cash and deposits with financial institutions	5	$48,429	$46,344
Precious metals		7,198	8,442
Trading assets
Securities		88,360	87,287
Loans		16,664	19,421
Other		1,494	1,853
		106,518	108,561
Financial instruments designated at fair value through profit or loss		236	221
Securities purchased under resale agreements and securities borrowed		97,327	92,129
Derivative financial instruments		34,963	41,657
Investment securities	6	72,721	72,919
Loans
Residential mortgages		224,085	222,888
Personal and credit cards		98,210	99,502
Business and government		159,566	162,400
		481,861	484,790
Allowance for credit losses	8(b)	4,508	4,626
		477,353	480,164
Other
Customers’ liability under acceptances		11,185	11,978
Property and equipment		2,275	2,520
Investments in associates	9	4,262	4,299
Goodwill and other intangible assets		12,056	12,141
Deferred tax assets		1,795	2,021
Other assets		10,674	12,870
		42,247	45,829
Total assets		$886,992	$896,266
Liabilities
Deposits
Personal	10	$199,145	$199,302
Business and government	10	363,972	372,303
Financial institutions	10	41,581	40,272
		604,698	611,877
Financial instruments designated at fair value through profit or loss		1,681	1,459
Other
Acceptances		11,185	11,978
Obligations related to securities sold short		26,381	23,312
Derivative financial instruments		39,257	42,387
Obligations related to securities sold under repurchase agreements and securities lent		100,837	97,083
Subordinated debentures		7,507	7,633
Other liabilities		37,614	42,716
		222,781	225,109
Total liabilities		829,160	838,445
Equity
Common equity
Common shares	11	15,625	15,513
Retained earnings		35,653	34,752
Accumulated other comprehensive income (loss)		1,589	2,240
Other reserves		139	152
Total common equity		53,006	52,657
Preferred shares	11	3,249	3,594
Total equity attributable to equity holders of the Bank		56,255	56,251
Non-controlling interests in subsidiaries		1,577	1,570
Total equity		57,832	57,821
Total liabilities and equity		$886,992	$896,266

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

34    Scotiabank First Quarter Report 2017

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Income

		For the three months ended
(Unaudited) ($ millions)	Note	January 31 2017	October 31 2016	January 31 2016
Revenue Interest income
Loans		$5,246	$5,220	$5,022
Securities		333	334	267
Securities purchased under resale agreements and securities borrowed		55	46	39
Deposits with financial institutions		94	99	88
		5,728	5,699	5,416
Interest expense
Deposits		1,849	1,786	1,582
Subordinated debentures		58	57	61
Other		178	203	254
		2,085	2,046	1,897
Net interest income		3,643	3,653	3,519
Non-interest income
Banking	16	973	957	905
Wealth management	16	843	837	827
Underwriting and other advisory		143	170	79
Non-trading foreign exchange		142	136	135
Trading revenues		503	377	291
Net gain on sale of investment securities		80	96	130
Net income from investments in associated corporations		99	117	102
Insurance underwriting income, net of claims		162	150	154
Other		280	258	223
		3,225	3,098	2,846
Total revenue		6,868	6,751	6,365
Provision for credit losses		553	550	539
		6,315	6,201	5,826
Non-interest expenses
Salaries and employee benefits		1,879	1,747	1,820
Premises and technology		594	600	545
Depreciation and amortization		187	183	159
Communications		113	111	112
Advertising and business development		128	184	142
Professional		158	214	149
Business and capital taxes		111	97	110
Other		519	514	531
		3,689	3,650	3,568
Income before taxes		2,626	2,551	2,258
Income tax expense		617	540	444
Net income		$2,009	$2,011	$1,814
Net income attributable to non-controlling interests in subsidiaries		61	72	56
Net income attributable to equity holders of the Bank		1,948	1,939	1,758
Preferred shareholders		39	31	28
Common shareholders		$1,909	$1,908	$1,730
Earnings per common share (in dollars)
Basic	17	$1.58	$1.58	$1.44
Diluted	17	$1.57	$1.57	$1.43
Dividends paid per common share (in dollars)		$0.74	$0.74	$0.70

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank First Quarter Report 2017    35

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Comprehensive Income

	For the three months ended
(Unaudited) ($ millions)	January 31 2017	October 31 2016	January 31 2016
Net income	$2,009	$2,011	$1,814
Other comprehensive income (loss)
Items that will be reclassified subsequently to net income
Net change in unrealized foreign currency translation gains (losses):
Net unrealized foreign currency translation gains (losses)	(1,577)	1,176	2,146
Net gains (losses) on hedges of net investments in foreign operations	520	(434)	(903)
Income tax expense (benefit):
Net unrealized foreign currency translation gains (losses)	(14)	6	17
Net gains (losses) on hedges of net investments in foreign operations	127	(115)	(239)
	(1,170)	851	1,465
Net change in unrealized gains (losses) on available-for-sale securities:
Net unrealized gains (losses) on available-for-sale securities	(389)	(111)	68
Reclassification of net (gains) losses to net income(1)	322	49	(311)
Income tax expense (benefit):
Net unrealized gains (losses) on available-for-sale securities	(96)	(32)	23
Reclassification of net (gains) losses to net income	78	13	(88)
	(49)	(43)	(178)
Net change in gains (losses) on derivative instruments designated as cash flow hedges:
Net gains (losses) on derivative instruments designated as cash flow hedges	(911)	(279)	1,166
Reclassification of net (gains) losses	752	29	(1,025)
Income tax expense (benefit):
Net gains (losses) on derivative instruments designated as cash flow hedges	(241)	(73)	307
Reclassification of net (gains) losses	198	7	(270)
	(116)	(184)	104
Other comprehensive income (loss) from investments in associates	1	8	13
Items that will not be reclassified subsequently to net income
Net change in remeasurement of employee benefit plan asset and liability:
Actuarial gains (losses) on employee benefit plans	910	190	(600)
Income tax expense (benefit)	244	51	(158)
	666	139	(442)
Net change in fair value due to change in own credit risk on financial liabilities designated under the fair value option:
Change in fair value due to change in own credit risk on financial liabilities designated under the fair value option	(3)	(4)	5
Income tax expense (benefit)	(1)	(1)	1
	(2)	(3)	4
Other comprehensive income (loss) from investments in associates	1	–	(10)
Other comprehensive income (loss)	(669)	768	956
Comprehensive income	$1,340	$2,779	$2,770
Comprehensive income attributable to non-controlling interests	43	131	66
Comprehensive income attributable to equity holders of the Bank	1,297	2,648	2,704
Preferred shareholders	39	31	28
Common shareholders	$1,258	$2,617	$2,676
(1)	Includes amounts related to qualifying hedges.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

36    Scotiabank First Quarter Report 2017

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Changes in Equity

			Accumulated other comprehensive income (loss)
(Unaudited) ($ millions)	Common shares	Retained earnings(1)	Foreign currency translation	Available- for-sale securities	Cash flow hedges	Other(2)	Other reserves(3)	Total common equity	Preferred shares	Total common and preferred equity	Non- controlling interests in subsidiaries		Total
Balance as at November 1, 2016	$15,513	$34,752	$3,055	$14	$264	$(1,093)	$152	$52,657	$3,594	$56,251	$1,570		$57,821
Net income	–	1,909	–	–	–	–	–	1,909	39	1,948	61		2,009
Other comprehensive income (loss)	–	–	(1,151)	(49)	(117)	666	–	(651)	–	(651)	(18)		(669)
Total comprehensive income	$–	$1,909	$(1,151)	$(49)	$(117)	$666	$–	$1,258	$39	$1,297	$43		$1,340
Shares issued	138	–	–	–	–	–	(18)	120	–	120	–		120
Shares repurchased/redeemed	(26)	(112)	–	–	–	–	–	(138)	(345)	(483)	–		(483)
Common dividends paid	–	(895)	–	–	–	–	–	(895)	–	(895)	–		(895)
Preferred dividends paid	–	–	–	–	–	–	–	–	(39)	(39)	–		(39)
Distributions to non-controlling interests	–	–	–	–	–	–	–	–	–	–	(36)		(36)
Share-based payments	–	–	–	–	–	–	5	5	–	5	–		5
Other	–	(1)	–	–	–	–	–	(1)	–	(1)	–		(1)
Balance as at January 31, 2017	$15,625	$35,653	$1,904	$(35)	$147	$(427)	$139	$53,006	$3,249	$56,255	$1,577		$57,832

Balance as at November 1, 2015	$15,141	$31,316	$2,633	$194	$7	$(379)	$173	$49,085	$2,934	$52,019	$1,460		$53,479
Net income	–	1,730	–	–	–	–	–	1,730	28	1,758	56		1,814
Other comprehensive income (loss)	–	–	1,455	(177)	104	(436)	–	946	–	946	10		956
Total comprehensive income	$–	$1,730	$1,455	$(177)	$104	$(436)	$–	$2,676	$28	$2,704	$66		$2,770
Shares issued	47	–	–	–	–	–	(5)	42	350	392	–		392
Shares repurchased/redeemed	(16)	(49)	–	–	–	–	–	(65)	–	(65)	–		(65)
Common dividends paid	–	(843)	–	–	–	–	–	(843)	–	(843)	–		(843)
Preferred dividends paid	–	–	–	–	–	–	–	–	(28)	(28)	–		(28)
Distributions to non-controlling interests	–	–	–	–	–	–	–	–	–	–	(39)		(39)
Share-based payments	–	–	–	–	–	–	5	5	–	5	–		5
Other	–	(4)	–	–	–	–	–	(4)	–	(4)	(12	)(4)	(16)
Balance as at January 31, 2016	$15,172	$32,150	$4,088	$17	$111	$(815)	$173	$50,896	$3,284	$54,180	$1,475		$55,655
(1)	Includes undistributed retained earnings of $61 (January 31, 2016 – $65) related to a foreign associated corporation, which is subject to local regulatory restriction.
(2)	Includes Share from associates, Employee benefits and Own credit risk.
(3)	Represents amounts on account of share-based payments (refer to Note 13).
(4)	Includes changes to non-controlling interests arising from business combinations and other.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank First Quarter Report 2017    37

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Cash Flows

(Unaudited) ($ millions)	For the three months ended
Sources (uses) of cash flows	January 31 2017	January 31 2016
Cash flows from operating activities
Net income	$2,009	$1,814
Adjustment for:
Net interest income	(3,643)	(3,519)
Depreciation and amortization	187	159
Provision for credit losses	553	539
Equity-settled share-based payment expense	5	5
Net gain on sale of investment securities	(80)	(130)
Net income from investments in associated corporations	(99)	(102)
Income tax expense	617	444
Changes in operating assets and liabilities:
Trading assets	114	(1,851)
Securities purchased under resale agreements and securities borrowed	(7,270)	(5,319)
Loans	(3,695)	(9,160)
Deposits	3,724	11,947
Obligations related to securities sold short	3,461	2,972
Obligations related to securities sold under repurchase agreements and securities lent	6,082	8,988
Net derivative financial instruments	2,936	(1,929)
Other, net	384	5,378
Dividends received	139	434
Interest received	5,675	4,974
Interest paid	(2,238)	(2,040)
Income tax paid	(563)	(415)
Net cash from/(used in) operating activities	8,298	13,189
Cash flows from investing activities
Interest-bearing deposits with financial institutions	(2,143)	3,529
Purchase of investment securities	(17,445)	(28,450)
Proceeds from sale and maturity of investment securities	15,706	12,913
Acquisition/sale of subsidiaries, associated corporations or business units, net of cash acquired	–	(1,743)
Property and equipment, net of disposals	175	(92)
Other, net	19	(229)
Net cash from/(used in) investing activities	(3,688)	(14,072)
Cash flows from financing activities
Proceeds from issue of subordinated debentures	–	2,465
Redemption/repayment of subordinated debentures	–	(1,000)
Proceeds from common shares issued	138	46
Proceeds from preferred shares issued	–	350
Redemption of preferred shares	(345)	–
Common shares purchased for cancellation	(138)	(65)
Cash dividends paid	(934)	(871)
Distributions to non-controlling interests	(36)	(39)
Other, net	(1,984)	581
Net cash from/(used in) financing activities	(3,299)	1,467
Effect of exchange rate changes on cash and cash equivalents	(193)	200
Net change in cash and cash equivalents	1,118	784
Cash and cash equivalents at beginning of period(1)	6,855	6,724
Cash and cash equivalents at end of period(1)	$7,973	$7,508
(1)	Represents cash and non-interest-bearing deposits with financial institutions (refer to Note 5).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

38    Scotiabank First Quarter Report 2017

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

1.	Reporting entity

The Bank of Nova Scotia (the Bank) is a chartered bank under the Bank Act (Canada) (the Bank Act). The Bank is a Schedule I Bank under the Bank Act and is regulated by the Office of the Superintendent of Financial Institutions (OSFI). The Bank is a global financial services provider offering a diverse range of products and services, including personal, commercial, corporate and investment banking. The head office of the Bank is located at 1709 Hollis Street, Halifax, Nova Scotia, Canada and its executive offices are at Scotia Plaza, 44 King Street West, Toronto, Canada. The common shares of the Bank are listed on the Toronto Stock Exchange and the New York Stock Exchange.

2.	Basis of preparation

Statement of compliance

These condensed interim consolidated financial statements of the Bank have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and accounting requirements of OSFI in accordance with Section 308 of the Bank Act. Section 308 states that except as otherwise specified by OSFI, the financial statements are to be prepared in accordance with IFRS.

These condensed interim consolidated financial statements were prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (IAS 34) and do not include all of the information required for full annual financial statements. These condensed interim consolidated financial statements should be read in conjunction with the Bank’s annual audited consolidated financial statements for the year ended October 31, 2016.

The condensed interim consolidated financial statements for the quarter ended January 31, 2017 have been approved by the Board of Directors for issue on February 28, 2017.

Basis of measurement

The condensed interim consolidated financial statements have been prepared on the historical cost basis except for the following material items that are measured at fair value in the Consolidated Statement of Financial Position:

•	Financial assets and liabilities held-for-trading

•	Financial assets and liabilities designated at fair value through profit or loss

•	Derivative financial instruments

•	Available-for-sale investment securities

Functional and presentation currency

These condensed interim consolidated financial statements are presented in Canadian dollars, which is the Bank’s functional currency. All financial information presented in Canadian dollars has been rounded to the nearest million unless otherwise stated.

Use of estimates and judgments

The preparation of financial statements, in conformity with IFRS, requires management to make estimates, apply judgments and make assumptions that affect the reported amount of assets and liabilities at the date of the condensed interim consolidated financial statements, and income and expenses during the reporting period. Estimates made by management are based on historical experience and other assumptions that are believed to be reasonable. Key areas where management has made difficult, complex or subjective judgments, often as a result of matters that are inherently uncertain, include those relating to the allowance for credit losses, the fair value of financial instruments (including derivatives), corporate income taxes, employee benefits, the fair value of all identifiable assets and liabilities as a result of business combinations, impairment of investment securities, impairment of non-financial assets and derecognition of financial assets and liabilities. While management makes its best estimates and assumptions, actual results could differ from these estimates and assumptions.

3.	Significant accounting policies

These condensed interim consolidated financial statements should be read in conjunction with the Bank’s audited consolidated financial statements for the year ended October 31, 2016. The significant accounting policies used in the preparation of these condensed interim consolidated financial statements are consistent with those used in the Bank’s audited consolidated financial statements for the year ended October 31, 2016. Note 3 of the Bank’s consolidated financial statements in the 2016 Annual Report describes the Bank’s significant accounting policies.

4.	Future accounting developments

There are no significant updates to the future accounting developments disclosed in Note 4 of the Bank’s audited consolidated financial statements in the 2016 Annual Report.

5.	Cash and deposits with financial institutions

	As at
($ millions)	January 31 2017	October 31 2016
Cash and non-interest-bearing deposits with financial institutions	$7,973	$6,855
Interest-bearing deposits with financial institutions	40,456	39,489
Total	$48,429	$46,344

The Bank is required to maintain balances with central banks, other regulatory authorities and certain counterparties and these amounted to $7,133 million (October 31, 2016 – $7,616 million).

Scotiabank First Quarter Report 2017    39

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

6.	Investment securities

Investment securities include available-for-sale securities of $51,211 million (October 31, 2016 – $50,509 million) and held-to-maturity securities of $21,510 million (October 31, 2016 – $22,410 million).

a) An analysis of unrealized gains and losses on available-for-sale securities is as follows:

	As at January 31, 2017
($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$12,712	$104	$59	$12,757
Canadian provincial and municipal debt	4,408	16	35	4,389
U.S. treasury and other U.S. agency debt	8,955	8	89	8,874
Other foreign government debt	17,265	39	42	17,262
Other debt	5,487	35	18	5,504
Preferred shares	410	1	128	283
Common shares	1,932	274	64	2,142
Total available-for-sale securities	$51,169	$477	$435	$51,211

	As at October 31, 2016
($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$13,347	$280	$6	$13,621
Canadian provincial and municipal debt	3,469	33	10	3,492
U.S. treasury and other U.S. agency debt	10,050	53	26	10,077
Other foreign government debt	15,490	62	21	15,531
Other debt	5,650	59	4	5,705
Preferred shares	414	10	160	264
Common shares	1,634	243	58	1,819
Total available-for-sale securities	$50,054	$740	$285	$50,509

The net unrealized gain on available-for-sale securities of $42 million (October 31, 2016 – $455 million) decreases to a net unrealized loss of $41 million ( October 31, 2016 – gain of $26 million) after the impact of qualifying hedges is taken into account. The net unrealized gain on available-for-sale securities is recorded in accumulated other comprehensive income.

b) An analysis of the fair value and carrying value of held-to-maturity securities is presented below:

	Fair value as at		Carrying value as at
($ millions)	January 31 2017	October 31 2016	January 31 2017	October 31 2016
Canadian federal and provincial government issued or guaranteed debt	$6,094	$6,207	$6,119	$6,171
U.S. treasury and other U.S. agency debt	4,490	4,672	4,479	4,616
Other foreign government debt	2,894	2,901	2,915	2,898
Corporate debt	7,993	8,787	7,997	8,725
Total held-to-maturity securities	$21,471	$22,567	$21,510	$22,410

7.	Derecognition of financial assets

Securitization of residential mortgage loans

The Bank securitizes fully insured residential mortgage loans, Bank originated and others, through the creation of mortgage backed securities (MBS) under the National Housing Act (NHA) MBS program, sponsored by Canada Mortgage Housing Corporation (CMHC). MBS created under the program are sold to Canada Housing Trust (the Trust), a government sponsored entity under the Canada Mortgage Bond (CMB) program, and/or to third-party investors. The Trust issues securities to third-party investors.

The sales of mortgages under the above programs do not meet the derecognition requirements, as the Bank retains the pre-payment and interest rate risks associated with the mortgages, which represents substantially all the risk and rewards associated with the transferred assets.

The transferred mortgages continue to be recognized on the Consolidated Statement of Financial Position as residential mortgage loans. Cash proceeds from the transfer are treated as secured borrowings and included in Deposits – Business and government on the Consolidated Statement of Financial Position.

40    Scotiabank First Quarter Report 2017

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table provides the carrying amount of transferred assets that do not qualify for derecognition and the associated liabilities:

	As at
($ millions)	January 31 2017(1)	October 31 2016(1)
Assets
Carrying value of residential mortgage loans	$17,264	$17,570
Other related assets(2)	2,454	3,102
Liabilities
Carrying value of associated liabilities	19,111	19,836
(1)	The fair value of the transferred assets is $19,809 (October 31, 2016 – $20,776) and the fair value of the associated liabilities is $19,532 (October 31, 2016 – $20,493) for a net position of $277 (October 31, 2016 – $283).
(2)	These include cash held in trust and trust permitted investment assets acquired as part of the principal reinvestment account that the Bank is required to maintain in order to participate in the programs.

Securitization of personal lines of credit, credit cards and auto loans

The Bank securitizes a portion of its unsecured personal lines of credit, credit card and auto loan receivables through consolidated structured entities. These receivables continue to be recognized on the Consolidated Statement of Financial Position as personal and credit cards loans.

Securities sold under repurchase agreements and securities lent

The Bank enters into transactions, such as repurchase agreements and securities lending agreements, where the Bank transfers assets under agreements to repurchase them on a future date and retains all the substantial risks and rewards associated with the assets. The transferred securities remain on the Consolidated Statement of Financial Position along with the cash collateral received from the counterparty that is classified as deposit liabilities.

The following table provides the carrying amount of the transferred assets and the associated liabilities:

	As at
($ millions)	January 31 2017(1)	October 31 2016(1)
Carrying value of securities associated with:
Repurchase agreements(2)	$91,608	$87,402
Securities lending agreements	37,823	38,668
Total	129,431	126,070
Carrying value of associated liabilities(3)	$100,837	$97,033

(1)	The fair value of transferred assets is $129,431 (October 31, 2016 – $126,070) and the fair value of the associated liabilities is $100,837 (October 31, 2016 – $97,033) for a net position of $28,594 (October 31, 2016 – $29,037).
(2)	Does not include over-collateralization of assets pledged.
(3)	Liabilities for securities lending arrangements only include amounts related to cash collateral received. In most cases, securities are received as collateral.

8.	Impaired loans and allowance for credit losses

(a)	Impaired loans(1)(2)(3)

	As at
	January 31, 2017				October 31, 2016
($ millions)	Gross impaired loans	Allowance for credit losses		Net	Gross impaired loans	Allowance for credit losses		Net
Residential mortgages	$1,535	$383	(4)	$1,152	$1,608	$458	(4)	$1,150
Personal and credit cards	1,642	1,553	(4)	89	1,622	1,596	(4)	26
Business and government	2,072	897	(5)	1,175	2,164	894	(5)	1,270
Total	$5,249	$2,833		$2,416	$5,394	$2,948		$2,446
By geography:
Canada				$470				$435
United States				150				163
Mexico				84				86
Peru				271				263
Chile				270				262
Colombia				155				142
Other international				1,016				1,095
Total				$2,416				$2,446
(1)	Interest income recognized on impaired loans during the three months ended January 31, 2017 was $4 (January 31, 2016 – $5).
(2)	Additional interest income of approximately $89 would have been recorded if the above loans had not been classified as impaired (January 31, 2016 – $91).
(3)	Excludes loans acquired under the Federal Deposit Insurance Corporation (FDIC) guarantee related to the acquisition of R-G Premier Bank of Puerto Rico. For the loans where the guarantee has expired, the total amount of loans considered impaired is $76 (October 31, 2016 – $94).
(4)	Allowance for credit losses for residential mortgages and personal and credit card loans is assessed on a collective basis.
(5)	Allowance for credit losses for business and government loans is individually assessed.

Scotiabank First Quarter Report 2017    41

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(b)	Allowance for credit losses

	As at and for the three months ended January 31, 2017
($ millions)	Balance at beginning of year	Write-offs	Recoveries	Provision for credit losses	Other, including foreign currency	Balance at end of period
Individual	$894	$(62)	$19	$75	$(29)	$897
Collective	3,498	(682)	118	476	(33)	3,377
Total before loans acquired under FDIC guarantee	4,392	(744)	137	551	(62)	4,274
Loans acquired under FDIC guarantee(1)	234	—	5	2	(7)	234
	$4,626	$(744)	$142	$553	$(69)	$4,508

	As at and for the twelve months ended October 31, 2016
($ millions)	Balance at beginning of year	Write-offs	Recoveries	Provision for credit losses	Other, including foreign currency adjustment	Balance at end of year
Individual	$717	$(428)	$40	$585	$(20)	$894
Collective	3,260	(2,151)	542	1,827	20	3,498
Total before loans acquired under FDIC guarantee	3,977	(2,579)	582	2,412	—	4,392
Loans acquired under FDIC guarantee(1)	220	(9)	18	—	5	234
	$4,197	$(2,588)	$600	$2,412	$5	$4,626

Represented by:

	As at
($ millions)	January 31 2017	October 31 2016
Allowance against impaired loans	$2,833	$2,948
Allowance against performing loans(2)	1,441	1,444
Total before loans acquired under FDIC guarantee	4,274	4,392
Loans acquired under FDIC guarantee(1)	234	234
	$4,508	$4,626
(1)	This represents the gross amount of allowance for credit losses as the receivable from FDIC is separately recorded in other assets.
(2)	The allowance against performing loans is attributable to business and government loans $640 (October 31, 2016 – $662) with the remainder allocated to personal and credit card loans $695 (October 31, 2016 – $662) and residential mortgages $106 (October 31, 2016 – $120).

(c)	Loans acquired under FDIC guarantee

	As at January 31, 2017
($ millions)	Non-single family loans	Single family home loans	Total
R-G Premier Bank
Unpaid principal balance	$320	$1,832	$2,152
Fair value adjustments	133	(189)	(56)
Net carrying value	453	1,643	2,096
Allowance for credit losses	(152)	(82)	(234)
	$301	$1,561	$1,862

	As at October 31, 2016
($ millions)	Non-single family loans	Single family home loans	Total
R-G Premier Bank
Unpaid principal balance	$353	$1,939	$2,292
Fair value adjustments	135	(211)	(76)
Net carrying value	488	1,728	2,216
Allowance for credit losses	(157)	(77)	(234)
	$331	$1,651	$1,982

Loans purchased as part of the acquisition of R-G Premier Bank of Puerto Rico are subject to loss share agreements with the FDIC. Under these agreements, the FDIC guarantees 80% of loan losses. The provision for credit losses in the Consolidated Statement of Income related to these loans is reflected net of the amount expected to be reimbursed by the FDIC. Allowance for credit losses in the Consolidated Statement of Financial Position is reflected on a gross basis. During 2015, the FDIC guarantee on non-single family loans expired while the guarantee for single family home loans will expire in April 2020.

As at January 31, 2017, the carrying value of loans acquired under the FDIC guarantee was $1.9 billion (October 31, 2016 – $2.0 billion) and the carrying value of loans for which claims for losses expired was $301 million (October 31, 2016 – $331 million). A net receivable of $94 million (October 31, 2016 – $116 million) from the FDIC is included in Other assets in the Consolidated Statement of Financial Position.

42    Scotiabank First Quarter Report 2017

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(d)	Loans past due but not impaired(1)

	As at January 31, 2017(2)(3)
($ millions)	31-60 days	61-90 days	91 days and greater	Total
Residential mortgages	$1,132	$465	$124	$1,721
Personal and credit cards	757	433	104	1,294
Business and government	173	47	163	383
Total	$2,062	$945	$391	$3,398

	As at October 31, 2016(2)(3)
($ millions)	31-60 days	61-90 days	91 days and greater	Total
Residential mortgages	$1,194	$472	$123	$1,789
Personal and credit cards	784	447	94	1,325
Business and government	186	44	189	419
Total	$2,164	$963	$406	$3,533
(1)	Loans past due 30 days or less are not presented in this analysis as they are not administratively considered past due.
(2)	Excludes loans acquired under the Federal Deposit Insurance Corporation (FDIC) guarantee related to the acquisition of R-G Premier Bank of Puerto Rico.
(3)	These loans would be considered in the determination of an appropriate level of collective allowances despite not being individually classified as impaired.

9.	Investments in associates

The Bank had significant investments in the following associates:

					As at
					January 31 2017	October 31 2016
($ millions)	Country of incorporation	Nature of business	Ownership percentage	Date of financial statements(1)	Carrying value	Carrying value
Thanachart Bank Public Company Limited	Thailand	Banking	49.0%	December 31, 2016	$2,566	$2,612
Canadian Tire’s Financial Services business (CTFS)(2)	Canada	Financial Services	20.0%	December 31, 2016	536	532
Bank of Xi’an Co. Ltd.	China	Banking	19.9%	December 31, 2016	642	654
Maduro & Curiel’s Bank N.V.(3)	Curacao	Banking	48.1%	December 31, 2016	275	280
Banco del Caribe(4)	Venezuela	Banking	26.6%	December 31, 2016	35	26
(1)	Represents the date of the most recent published financial statements. Where available, financial statements prepared by the associates’ management or other published information is used to estimate the change in the Bank’s interest since the most recent published financial statements.
(2)	Under the agreement Canadian Tire has an option to sell to the Bank up to an additional 29% equity interest within the next 10 years at the then fair value, that can be settled, at the Bank’s discretion, by issuance of common shares or cash. After 10 years, for a period of six months, the Bank has the option to sell its equity interest back to Canadian Tire at the then fair value.
(3)	The local regulator requires financial institutions to set aside reserves for general banking risks. These reserves are not required under IFRS, and represent undistributed retained earnings related to a foreign associated corporation, which are subject to local regulatory restrictions. As of January 31, 2016, these reserves amounted to $61 (October 31, 2016 – $63).
(4)	As at January 31, 2017, the Bank’s total net investment in Banco del Caribe, along with monetary assets, comprising of cash and dividend receivable was translated at the DICOM exchange rate of 1 USD to 684 VEF (October 31, 2016 – 1 USD to 660 VEF).

10.	Deposits

	As at
	January 31, 2017						October 31 2016
	Payable on demand(1)		Payable after notice(2)
($ millions)	Interest- bearing	Non-interest- bearing			Payable on a fixed date(3)	Total	Total
Personal	$10,417	$6,103	$114,895		$67,730	$199,145	$199,302
Business and government	70,530	23,789	26,220		243,433	363,972	372,303
Financial institutions	3,398	2,847	2,765		32,571	41,581	40,272
	$84,345	$32,739	$143,880	(4)	$343,734	$604,698	$611,877
Recorded in:
Canada	$69,469	$17,966	$117,184		$226,987	$431,606	$434,884
United States	7,701	508	391		46,138	54,738	54,997
United Kingdom	–	–	453		12,935	13,388	15,256
Mexico	7	4,124	4,974		6,999	16,104	16,264
Peru	2,467	648	4,460		7,324	14,899	15,547
Chile	66	1,651	71		9,454	11,242	10,801
Colombia	98	777	2,775		3,975	7,625	7,272
Other International	4,537	7,065	13,572		29,922	55,096	56,856
Total(5)	$84,345	$32,739	$143,880		$343,734	$604,698	$611,877
(1)	Deposits payable on demand include all deposits for which we do not have the right to notice of withdrawal, generally chequing accounts.
(2)	Deposits payable after notice include all deposits for which we require notice of withdrawal, generally savings accounts.
(3)	All deposits that mature on a specified date, generally term deposits, guaranteed investments certificates and similar instruments.
(4)	Includes $130 (October 31, 2016 – $135) of non-interest-bearing deposits.
(5)	Deposits denominated in U.S. dollars amount to $209,130 (October 31, 2016 – $217,850), deposits denominated in Mexican pesos amount to $13,903 (October 31, 2016 – $14,464) and deposits denominated in other foreign currencies amount to $76,479 (October 31, 2016 – $76,777).

Scotiabank First Quarter Report 2017    43

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the maturity schedule for term deposits in Canada greater than $100,000(1).

($ millions)	Within three months	Three to six months	Six to twelve months	One to five years	Over five years	Total
As at January 31, 2017	$36,143	$20,120	$29,008	$96,345	$13,687	$195,303
As at October 31, 2016	$40,211	$24,077	$23,690	$99,905	$12,451	$200,334
(1)	The majority of foreign term deposits are in excess of $100,000.

11.	Capital and financing transactions

Common shares

Normal Course Issuer Bid

On May 31, 2016, the Bank announced that OSFI and the Toronto Stock Exchange (TSX) approved a normal course issuer bid (NCIB) pursuant to which it may repurchase for cancellation up to 12 million of the Bank’s common shares. Purchases under the NCIB will terminate upon the earlier of: (i) the Bank purchasing the maximum number of common shares under the NCIB, (ii) the Bank providing a notice of termination, or (iii) June 1, 2017. On a quarterly basis, the Bank will consult with OSFI prior to making purchases.

During the quarter ended January 31, 2017, the Bank repurchased and cancelled 2 million common shares as part of the NCIB at a price of $68.95 per share for a total amount of approximately $138 million, all pursuant to a private agreement with an arm’s length third-party seller which shares were purchased at a discount to the prevailing market price of its common shares on the TSX at the time of the purchase. The intention to repurchase common shares pursuant to a private agreement (for up to 3 million common shares) was previously announced on January 6, 2017. No other purchases have been made under the NCIB since its inception (June 2, 2016).

Preferred shares

On January 27, 2017, the Bank redeemed all outstanding Non-cumulative Preferred Shares Series 16 of $345 million at a price equal to $25.00 per share, together with all declared and unpaid dividends.

12.	Capital management

The Bank’s regulatory capital and leverage position were as follows:

	As at
	January 31, 2017		October 31, 2016
($ millions)	All-in	Transitional	All-in	Transitional
Capital
Common Equity Tier 1 capital ratio	$40,540	$43,312	$39,989	$45,816
Net Tier 1 capital	$45,247	$46,415	$45,066	$47,668
Total regulatory capital	$53,400	$54,505	$53,330	$55,824
Risk-weighted assets/exposures used in calculation of capital ratios
CET1 risk-weighted assets(1)	$359,611	$362,326	$364,048	$368,215
Tier 1 risk-weighted assets(1)	$359,942	$362,326	$364,504	$368,215
Total risk-weighted assets(1)	$360,208	$362,326	$364,894	$368,215
Leverage exposures	$1,005,757	$1,006,799	$1,010,987	$1,013,346
Capital ratios
Common Equity Tier 1 capital ratio	11.3%	12.0%	11.0%	12.4%
Tier 1 capital ratio	12.6%	12.8%	12.4%	12.9%
Total capital ratio	14.8%	15.0%	14.6%	15.2%
Leverage ratio	4.5%	4.6%	4.5%	4.7%
(1)	In accordance with OSFI’s requirements, scalars for CVA risk-weighted assets of 0.72, 0.77 and 0.81 (0.64, 0.71 and 0.77 as at October 31, 2016) were used to compute the CET1 capital ratio, Tier 1 capital ratio and Total capital ratio, respectively.

The Bank substantially exceeded the OSFI capital targets as at January 31, 2017. OSFI has prescribed an authorized leverage ratio and the Bank was above the regulatory minimum as at January 31, 2017.

13.	Share-based payments

During the quarter, the Bank granted 1,141,846 options with an exercise price of $74.14 per option and a weighted average fair value of $6.51 to selected employees, under the terms of the Employee Stock Option Plan. These stock options vest 50% at the end of the third year and 50% at the end of the fourth year. Options granted prior to December 2014 vest evenly over a four-year period.

The Bank recorded an increase to equity – other reserves of $5 million for the three months ended January 31, 2017 (January 31, 2016 – $5 million) as a result of equity-classified share-based payment expense.

44    Scotiabank First Quarter Report 2017

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

14.	Employee benefits

Employee benefits include pensions, other post-retirement benefits, and post-employment benefits. The following table summarizes the expenses for the Bank’s principal plans(1).

	For the three months ended
	Pension plans		Other benefit plans
($ millions)	January 31 2017	January 31 2016	January 31 2017	January 31 2016
Defined benefit service cost	$82	$73	$20	$5
Interest on net defined benefit (asset) liability	7	2	13	14
Other	3	3	(3)	1
Defined benefit expense	$92	$78	$30	$20
Defined contribution expense	$10	$9	n/a	n/a
Increase (Decrease) in other comprehensive income related to employee benefits(2)	$813	$(569)	$97	$(31)
(1)	Other plans operated by certain subsidiaries of the Bank are not considered material and are not included in this note.
(2)	Changes in discount rates and return on plan assets are reviewed and updated on a quarterly basis. In the absence of legislated changes, all other assumptions are updated annually.

15.	Operating segments

Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank’s businesses are grouped into three business lines: Canadian Banking, International Banking and Global Banking and Markets. The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in these segments are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in Note 3 of the Bank’s audited consolidated financial statements in the 2016 Annual Report. Notable accounting measurement differences are:

–	tax normalization adjustments related to the gross-up of income from associated corporations. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.
–	the grossing up of tax-exempt net interest income and non-interest income to an equivalent before-tax basis for those affected segments. This change in measurement enables comparison of net interest income and non-interest income arising from taxable and tax-exempt sources.

Scotiabank’s results, and average assets and liabilities, allocated by these operating segments, are as follows:

	For the three months ended January 31, 2017
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Banking and Markets	Other(1)	Total
Net interest income(2)	$1,809	$1,611	$323	$(100)	$3,643
Non-interest income(3)	1,377	975	892	(19)	3,225
Total revenues	3,186	2,586	1,215	(119)	6,868
Provision for credit losses	235	310	8	–	553
Non-interest expenses	1,629	1,430	560	70	3,689
Provision for income taxes	341	209	178	(111)	617
Net income	$981	$637	$469	$(78)	$2,009
Net income attributable to non-controlling interests in subsidiaries	$–	$61	$–	$–	$61
Net income attributable to equity holders of the Bank	$981	$576	$469	$(78)	$1,948
Average assets ($ billions)	$316	$143	$346	$107	$912
Average liabilities ($ billions)	$242	$109	$268	$235	$854
(1)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes of $47 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.
(2)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(3)	Includes income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $13; International Banking – $119 and Other– $(33).

Scotiabank First Quarter Report 2017    45

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	For the three months ended October 31, 2016
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Banking and Markets	Other(1)	Total
Net interest income(2)	$1,798	$1,615	$345	$(105)	$3,653
Non-interest income(3)	1,314	883	830	71	3,098
Total revenues	3,112	2,498	1,175	(34)	6,751
Provision for credit losses	217	294	39	–	550
Non-interest expenses	1,612	1,413	533	92	3,650
Provision for income taxes	329	172	142	(103)	540
Net income	$954	$619	$461	$(23)	$2,011
Net income attributable to non-controlling interests in subsidiaries	$–	$72	$–	$–	$72
Net income attributable to equity holders of the Bank	$954	$547	$461	$(23)	$1,939
Average assets ($ billions)	$313	$142	$351	$113	$919
Average liabilities ($ billions)	$237	$109	$273	$244	$863
(1)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes of $47 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.
(2)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(3)	Includes income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $25; International Banking – $130 and Other– $(38).

	For the three months ended January 31, 2016
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Banking and Markets	Other(1)	Total
Net interest income(2)	$1,738	$1,558	$302	$(79)	$3,519
Non-interest income(3)	1,239	892	746	(31)	2,846
Total revenues	2,977	2,450	1,048	(110)	6,365
Provision for credit losses	194	291	54	–	539
Non-interest expenses	1,596	1,411	507	54	3,568
Provision for income taxes	312	187	121	(176)	444
Net income	$875	$561	$366	$12	$1,814
Net income attributable to non-controlling interests in subsidiaries	$–	$56	$–	$–	$56
Net income attributable to equity holders of the Bank	$875	$505	$366	$12	$1,758
Average assets ($ billions)	$307	$143	$358	$103	$911
Average liabilities ($ billions)	$229	$108	$265	$254	$856
(1)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes of $149 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.
(2)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(3)	Includes income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $15; International Banking – $122 and Other– $(35).

16.	Non-interest income

The following table presents details of banking revenues and wealth management revenues in non-interest income.

	For the three months ended
($ millions)	January 31 2017	October 31 2016	January 31 2016
Banking
Card revenues	$384	$355	$329
Deposit and payment services	327	322	326
Credit fees	287	298	285
Other	125	124	101
	1,123	1,099	1,041
Banking fee related expenses	150	142	136
Total banking revenues	$973	$957	$905
Wealth management
Mutual funds	$408	$413	$412
Brokerage fees	271	262	255
Investment management and trust	164	162	160
Total wealth management revenues	$843	$837	$827

46    Scotiabank First Quarter Report 2017

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

17.	Earnings per share

	For the three months ended
($ millions)	January 31 2017	October 31 2016	January 31 2016
Basic earnings per common share
Net income attributable to common shareholders	$1,909	$1,908	$1,730
Weighted average number of common shares outstanding (millions)	1,209	1,206	1,203
Basic earnings per common share(1) (in dollars)	$1.58	$1.58	$1.44
Diluted earnings per common share
Net income attributable to common shareholders	$1,909	$1,908	$1,730
Adjustments to net income due to share-based payment options and others(2)	19	17	19
Net income attributable to common shareholders (diluted)	$1,928	$1,925	$1,749
Weighted average number of common shares outstanding (millions)	1,209	1,206	1,203
Adjustments to average shares due to share-based payment options and others(2) (millions)	20	20	22
Weighted average number of diluted common shares outstanding (millions)	1,229	1,226	1,225
Diluted earnings per common share(1) (in dollars)	$1.57	$1.57	$1.43
(1)	Earnings per share calculations are based on full dollar and share amounts.
(2)	Certain tandem stock appreciation rights and options that the Bank may settle at its own discretion by issuing common shares were not included in the calculation of diluted earnings per share as they were anti-dilutive.

18.	Financial instruments

(a) Risk management

The Bank’s principal business activities result in a balance sheet that consists primarily of financial instruments. In addition, the Bank uses derivative financial instruments for both trading and hedging purposes. The principal financial risks that arise from transacting financial instruments include credit risk, liquidity risk and market risk. The Bank’s framework to monitor, evaluate and manage these risks is consistent with that in place as at October 31, 2016.

(i) Credit risk

Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank.

Credit risk exposures disclosed below are presented based on Basel framework utilized by the Bank. The Bank uses the Advanced Internal Ratings Based approach (AIRB) for all material Canadian, U.S. and European portfolios, and for a significant portion of the international corporate and commercial portfolios. The remaining portfolios, including other international portfolios, are treated under the standardized approach. Under the AIRB approach, the Bank uses internal risk parameter estimates, based on historical experience.

Under the standardized approach, credit risk is estimated using the risk weights as prescribed by the Basel framework, either based on credit assessments by external rating agencies or based on the counterparty type for non-retail exposures and product type for retail exposures.

Exposure at default(1)	As at
	January 31, 2017			October 31 2016
($ millions)	AIRB	Standardized	Total	Total
By exposure sub-type
Non-retail(2)
Drawn(3)	$331,877	$56,442	$388,319	$393,080
Undrawn commitments	71,990	5,599	77,589	76,745
Other exposures(4)	94,217	3,007	97,224	102,061
Total non-retail	$498,084	$65,048	$563,132	$571,886
Retail
Drawn(5)	$154,327	$63,773	$218,100	$216,535
Undrawn commitments	41,259	–	41,259	36,494
Total retail	$195,586	$63,773	$259,359	$253,029
Total	$693,670	$128,821	$822,491	$824,915
(1)	After credit risk mitigation and excludes available-for-sale equity securities and other assets.
(2)	Non-retail AIRB drawn exposures include government guaranteed and privately insured mortgages.
(3)	Non-retail drawn includes loans, bankers’ acceptances, deposits with financial institutions and available-for-sale debt securities.
(4)	Includes off-balance sheet lending instruments such as letters of credit, letters of guarantee, securitizations, over-the-counter derivatives and repo-style transactions net of related collateral.
(5)	Retail drawn includes residential mortgages, credit cards, lines of credit and other personal loans.

Credit quality of non-retail exposures

The Bank’s non-retail portfolio is well diversified by industry. A significant portion of the authorized corporate and commercial lending portfolio was internally assessed at a grade that would generally equate to an investment grade rating by external rating agencies. There has not been a significant change in concentrations of credit risk since October 31, 2016.

Scotiabank First Quarter Report 2017    47

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Credit quality of retail exposures

The Bank’s retail portfolios consist of a number of relatively small loans to a large number of borrowers. The portfolios are distributed across Canada and a wide range of countries. As such, the portfolios inherently have a high degree of diversification. In addition, as of January 31, 2017, 56% (October 31, 2016 – 57%) of the Canadian residential mortgage portfolio is insured. The average loan-to-value ratio of the uninsured portion of the Canadian residential mortgage portfolio is 51% (October 31, 2016 – 50%).

Retail standardized portfolio

The retail standardized portfolio of $64 billion as at January 31, 2017 (October 31, 2016 – $65 billion), was comprised of residential mortgages, personal loans, credit cards and lines of credit to individuals, mainly in the Caribbean and Latin America. Of the total standardized retail exposures, $31 billion (October 31, 2016 – $31 billion) was represented by mortgages and loans secured by residential real estate, mostly with a loan-to-value ratio of below 80%.

(ii) Liquidity risk

Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. The Bank’s liquidity risk is subject to extensive risk management controls and is managed within the framework of policies and limits approved by the Board. The Board receives reports on risk exposures and performance against approved limits. The Asset/Liability Committee (ALCO) provides senior management oversight of liquidity risk.

The key elements of the Bank’s liquidity risk management framework include:

–	liquidity risk measurement and management limits, including limits on maximum net cash outflow by currency over specified short-term horizons;
–	prudent diversification of its wholesale funding activities by using a number of different funding programs to access the global financial markets and manage its maturity profile, as appropriate;
–	large holdings of liquid assets to support its operations, which can generally be sold or pledged to meet the Bank’s obligations;
–	liquidity stress testing, including Bank-specific, global-systemic, and combination systemic/specific scenarios; and
–	liquidity contingency planning.

The Bank’s foreign operations have liquidity management frameworks that are similar to the Bank’s framework. Local deposits are managed from a liquidity risk perspective based on the local management frameworks and regulatory requirements.

(iii) Market risk

Market risk arises from changes in market prices and rates (including interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices), the correlations among them, and their levels of volatility.

Interest rate risk

Interest rate risk, inclusive of credit spread risk, is the risk of loss due to the following: changes in the level, slope and curvature of the yield curve; the volatility of interest rates; mortgage prepayment rates; changes in the market price of credit; and the creditworthiness of a particular issuer.

Non-trading interest rate sensitivity

Based on the Bank’s interest rate positions, the following table shows the pro-forma after tax impact on the Bank’s net income over the next twelve months and economic value of shareholders’ equity of an immediate and sustained 100 and 200 basis point (bp) increase and decrease in interest rates across major currencies as defined by the Bank.

	As at
	January 31, 2017						October 31, 2016		January 31, 2016
	Net income			Economic value
($ millions)	Canadian dollar	Other currencies	Total	Canadian dollar	Other currencies	Total	Net income	Economic value	Net income	Economic value
+100 bps	$(99)	$121	$22	$(214)	$(507)	$(721)	$(32)	$(785)	$160	$(326)
-100 bps(1)	99	(125)	(26)	52	541	593	32	650	(157)	129
+200 bps	$(198)	$241	$43	$(549)	$(816)	$(1,365)	$(64)	$(1,630)	$324	$(657)
-200 bps(1)	197	(243)	(46)	(562)	1,027	465	66	694	(321)	135
(1)	The annual income sensitivity for CAD, US, EUR, and GBP exposures are now measured using 100 and 200 basis points decline. Pior period items have been restated to reflect this change.

Non-trading foreign currency risk

Foreign currency risk is the risk of loss due to changes in spot and forward rates.

As at January 31, 2017, a one per cent increase (decrease) in the Canadian dollar against all currencies in which the Bank operates decreases (increases) the Bank’s before-tax annual earnings by approximately $62 million (October 31, 2016 – $60 million; January 31, 2016 – $55 million) in the absence of hedging activity, primarily from exposure to U.S. dollars. The Bank hedges a portion of this foreign currency risk.

A similar change in the Canadian dollar as at January 31, 2017, would decrease (increase) the unrealized foreign currency translation gains in the accumulated other comprehensive income section of shareholders’ equity by approximately $326 million (October 31, 2016 – $366 million; January 31, 2016 – $335 million), net of hedging.

48    Scotiabank First Quarter Report 2017

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Non-trading equity risk

Equity risk is the risk of loss due to adverse movements in equity prices. The Bank is exposed to equity risk through its available-for-sale equity portfolios. The fair value of available-for-sale equity securities is shown in Note 6.

Trading portfolio risk management

The table below shows the Bank’s VaR by risk factor along with Stressed VaR:

	For the three months ended			As at	As at
	January 31, 2017			January 31 2017	October 31 2016	January 31 2016
($ millions)	Average	High	Low
Credit spread plus interest rate	$11.5	$15.1	$9.0	$9.8	$10.6	$13.8
Credit spread	7.4	9.1	5.9	6.8	8.0	9.9
Interest rate	8.9	11.4	6.9	8.0	8.5	6.4
Equities	2.0	3.0	1.2	2.3	2.0	3.9
Foreign exchange	1.9	3.2	1.0	1.1	2.1	1.3
Commodities	2.0	2.6	1.6	1.9	2.0	3.1
Debt specific	4.0	5.1	3.1	3.5	4.2	10.8
Diversification effect	(9.4)	n/a	n/a	(7.3)	(7.6)	(15.2)
Total VaR	$12.0	$14.9	$10.3	$11.2	$13.2	$17.7
Total Stressed VaR	$29.8	$40.1	$21.5	$27.7	$21.2	$26.7

(iv) Operational risk

Operational risk is the risk of loss, whether direct or indirect, to which the Bank is exposed due to inadequate or failed internal processes or systems, human error, or external events. Operational risk includes legal and regulatory risk, business process and change risk, fiduciary or disclosure breaches, technology failure, financial crime and environmental risk. It exists in some form in every Bank business and function.

Operational risk can not only result in financial loss, but also regulatory sanctions and damage to the Bank’s reputation. The Bank has developed policies, processes and assessment methodologies to ensure that operational risk is appropriately identified and managed with effective controls.

(b) Financial instruments designated at fair value through profit or loss

In accordance with its risk management strategy, the Bank has elected to designate certain financial instruments at fair value through profit or loss. These include:

•	certain investments and loans, in order to significantly reduce an accounting mismatch between fair value changes in these assets and fair value changes in related derivatives; and

•	certain deposit note liabilities containing extension and equity linked features that are economically hedged with derivatives and managed on a fair value basis.

For assets designated at fair value through profit or loss, changes in fair value are recognized in net income. For liabilities designated at fair value through profit or loss, changes in fair value arising from changes in the Bank’s own credit risk are recognized in other comprehensive income, without subsequent reclassification to net income, unless doing so would create or increase an accounting mismatch. All other changes in fair value are recognized in net income.

For deposit note liabilities designated at fair value through profit or loss, presenting changes in fair value due to changes in the Bank’s own credit risk in other comprehensive income would not create or increase an accounting mismatch in net income since the Bank does not currently hedge its own credit risk.

The cumulative fair value adjustment due to own credit risk is determined at a point in time by comparing the present value of expected future cash flows over the term of these liabilities discounted at the Bank’s effective funding rate, and the present value of expected future cash flows discounted under a benchmark rate. The change in fair value attributable to change in credit risk is determined by the change in the cumulative fair value adjustment due to own credit risk.

The following table presents the fair value of assets and liabilities designated at fair value through profit or loss and their changes in fair value.

	Fair value		Change in fair value			Cumulative change in fair value(1)
	As at		For the three months ended				As at
	January 31	October 31	January 31	October 31	January 31	January 31	October 31	January 31
($ millions)	2017	2016	2017	2016	2016	2017	2016	2016
Assets
Investment securities(2)	$15	$16	$ –	$–	$(1)	$11	$11	$11
Loans(3)	221	205	16	(7)	(10)	24	8	8
Liabilities
Deposit note liabilities(4)	1,681	1,459	(28)	(43)	98	20	15	222
(1)	The cumulative change in fair value is measured from the instruments’ date of initial recognition.
(2)	Changes in fair value are recorded in non-interest income – other.
(3)	Changes in fair value are recorded in non-interest income – trading.
(4)	Changes in fair value attributable to changes in the Bank’s own credit risk are recorded in other comprehensive income. Other changes in fair value are recorded in non-interest income – trading.

Scotiabank First Quarter Report 2017    49

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the changes in fair value attributable to changes in the Bank’s own credit risk for financial liabilities designated at fair value through profit or loss as well as their contractual maturity and carrying amounts.

	Term deposits
($ millions)	Contractual maturity amount	Carrying value	Difference between carrying value and contractual maturity amount	Changes in fair value for the three month period attributable to changes in own credit risk recorded in other comprehensive income	Cumulative changes in fair value attributable to changes in own credit risk	(1)
As at January 31, 2017	$ 1,701	$1,681	$ 20	$ (2)	$ (10)
As at October 31, 2016	1,474	1,459	15	(4)	(8)
As at January 31, 2016	1,804	1,582	222	5	20
(1)	The cumulative change in fair value is measured from the instruments’ date of initial recognition.

(c) Financial instruments – fair value

Fair value of financial instruments

The calculation of fair value is based on market conditions at a specific point in time and therefore may not be reflective of future fair values. The Bank has controls and processes in place to ensure that the valuation of financial instruments is appropriately determined.

Refer to Note 6 of the Bank’s consolidated financial statements in the 2016 Annual Report for the valuation techniques used to fair value its significant financial assets and liabilities.

The following table sets out the fair values of financial instruments of the Bank. The fair values disclosed do not include non-financial assets, such as property and equipment, investments in associates, precious metals, goodwill and other intangible assets.

	As at
	January 31, 2017			October 31, 2016
($ millions)	Total fair value	Total carrying value	Favourable/ (Unfavourable)	Total fair value	Total carrying value	Favourable/ (Unfavourable)
Assets:
Cash and deposits with financial institutions	$48,429	$48,429	$–	$46,344	$46,344	$–
Trading assets	106,518	106,518	–	108,561	108,561	–
Financial instruments designated at fair value through profit or loss	236	236	–	221	221	–
Securities purchased under resale agreements and securities borrowed	97,327	97,327	–	92,129	92,129	–
Derivative financial instruments	34,963	34,963	–	41,657	41,657	–
Investment securities – available-for-sale	51,211	51,211	–	50,509	50,509	–
Investment securities – held-to-maturity	21,472	21,510	(38)	22,567	22,410	157
Loans	480,550	477,353	3,197	484,815	480,164	4,651
Customers’ liability under acceptances	11,185	11,185	–	11,978	11,978	–
Other financial assets	7,521	7,521	–	9,973	9,973	–
Liabilities:
Deposits	605,703	604,698	(1,005)	613,858	611,877	(1,981)
Financial instruments designated at fair value through profit or loss	1,681	1,681	–	1,459	1,459	–
Acceptances	11,185	11,185	–	11,978	11,978	–
Obligations related to securities sold short	26,381	26,381	–	23,312	23,312	–
Derivative financial instruments	39,257	39,257	–	42,387	42,387	–
Obligations related to securities sold under repurchase agreements and securities lent	100,837	100,837	–	97,083	97,083	–
Subordinated debentures	7,678	7,507	(171)	7,804	7,633	(171)
Other financial liabilities	22,605	22,202	(403)	24,304	23,796	(508)

(d) Fair value hierarchy

The best evidence of fair value for a financial instrument is the quoted price in an active market. Quoted market prices represent a Level 1 valuation. Where possible, valuations are based on quoted prices or observable inputs obtained from active markets.

Quoted prices are not always available for over-the-counter transactions, as well as transactions in inactive or illiquid markets. In these instances, internal models that maximize the use of observable inputs are used to estimate fair value. The chosen valuation technique incorporates all the factors that market participants would take into account in pricing a transaction. When all significant inputs to models are observable, the valuation is classified as Level 2. Financial instruments traded in a less active market are valued using indicative market prices, present value of cash flows or other valuation techniques. Fair value estimates normally do not consider forced or liquidation sales.

Where financial instruments trade in inactive markets or when using models where observable parameters do not exist, greater management judgment is required for valuation purposes. Valuations that require the significant use of unobservable inputs are considered Level 3.

50    Scotiabank First Quarter Report 2017

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table outlines the fair value hierarchy and instruments carried at fair value on a recurring basis.

	As at
	January 31, 2017				October 31, 2016
($ millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Instruments carried at fair value on a recurring basis:
Assets:
Precious metals(1)	$–	$7,198	$–	$7,198	$–	$8,442	$–	$8,442
Trading assets
Loans	–	16,664	–	16,664	–	19,421	–	19,421
Canadian federal government and government guaranteed debt	9,740	–	–	9,740	10,830	–	–	10,830
Canadian provincial and municipal debt	–	9,648	–	9,648	–	9,608	–	9,608
US treasury and other US agencies’ debt	5,728	–	–	5,728	10,182	–	–	10,182
Other foreign governments’ debt	8,400	1,296	–	9,696	4,724	1,783	–	6,507
Corporate and other debt	52	9,802	31	9,885	75	9,844	31	9,950
Income funds	2,083	377	–	2,460	1,424	648	1,186	3,258
Equity securities	41,023	176	4	41,203	36,814	133	5	36,952
Other(2)	1,494	–	–	1,494	1,853	–	–	1,853
	$68,520	$45,161	$35	$113,716	$65,902	$49,879	$1,222	$117,003

Financial assets designated at fair value through profit or loss	$15	$221	$–	$236	$16	$205	$–	$221
Investment securities(3)
Canadian federal government and government guaranteed debt	10,576	2,181	–	12,757	11,464	2,157	–	13,621
Canadian provincial and municipal debt	792	3,597	–	4,389	934	2,558	–	3,492
US treasury and other US agencies’ debt	8,488	386	–	8,874	9,901	176	–	10,077
Other foreign governments’ debt	8,910	8,124	228	17,262	6,703	8,473	355	15,531
Corporate and other debt	685	3,708	68	4,461	745	3,852	81	4,678
Mortgage-backed securities	325	718	–	1,043	276	751	–	1,027
Equity securities	1,741	188	496	2,425	1,411	199	473	2,083
	$31,517	$18,902	$792	$51,211	$31,434	$18,166	$909	$50,509

Derivative financial instruments
Interest rate contracts	$–	$12,363	$53	$12,416	$–	$15,653	$54	$15,707
Foreign exchange and gold contracts	16	18,295	–	18,311	17	21,642	–	21,659
Equity contracts	352	1,567	91	2,010	321	1,546	64	1,931
Credit contracts	–	268	–	268	–	148	–	148
Commodity contracts	172	1,786	–	1,958	321	1,891	–	2,212
	$540	$34,279	$144	$34,963	$659	$40,880	$118	$41,657

Liabilities:
Deposits(4)	$–	$(176)	$–	$(176)	$–	$(36)	$1,163	$1,127

Financial liabilities designated at fair value through profit or loss	–	1,681	–	1,681	–	1,459	–	1,459

Obligations related to securities sold short	23,804	2,577	–	26,381	19,870	3,442	–	23,312

Derivative financial instruments
Interest rate contracts	–	11,970	332	12,302	–	14,299	187	14,486
Foreign exchange and gold contracts	2	20,849	–	20,851	3	21,640	–	21,643
Equity contracts	343	2,578	131	3,052	327	1,886	167	2,380
Credit contracts	–	817	–	817	–	1,475	–	1,475
Commodity contracts	239	1,996	–	2,235	312	2,091	–	2,403
	$584	$38,210	$463	$39,257	$642	$41,391	$354	$42,387
(1)	The fair value of precious metals is determined based on quoted market prices and forward spot prices.
(2)	Consists primarily of base metal positions. The fair value of these positions is determined based on quoted prices in active markets.
(3)	Excludes investments which are held-to-maturity of $21,510 (October 31, 2016 – $22,410).
(4)	These amounts represent embedded derivatives bifurcated from structured deposit notes.

Level 3 instrument fair value changes

Financial instruments categorized as Level 3 in the fair value hierarchy comprise certain illiquid government bonds, highly-structured corporate bonds, illiquid investments in private equity securities, income funds, complex derivatives, and embedded derivatives in structured deposit notes.

Scotiabank First Quarter Report 2017    51

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the changes in Level 3 instruments carried at fair value for the three months ended January 31, 2017.

All positive balances represent assets and negative balances represent liabilities. Consequently, positive amounts indicate purchases of assets or settlements of liabilities and negative amounts indicate sales of assets or issuances of liabilities.

	As at January 31, 2017
($ millions)	Fair value, beginning of the quarter	Gain/ (losses) recorded in income(1)	Gains/ (losses) recorded in OCI (2)	Purchases/ Issuances	Sales/ Settlements	Transfers into / out of Level 3	Fair value, end of the quarter	Changes in unrealized gains/(losses) recorded in income for instruments still held (3)
Trading assets(4)
Corporate and other debt	$31	$–	$–	$–	$–	$–	$31	$–
Income funds	1,186	(6)	–	–	(1,180)	–	–	–	(5)
Equity securities	5	(1)	–	–	–	–	4	(1)
	1,222	(7)	–	–	(1,180)	–	35	(1)
Investment securities
Other foreign governments’ debt	355	2	(23)	–	(106)	–	228	n/a
Corporate and other debt	81	8	(10)	–	(8)	(3)	68	n/a
Equity securities	473	(10)	7	51	(25)	–	496	n/a
	909	–	(26)	51	(139)	(3)	792	n/a
Derivative financial instruments – assets
Interest rate contracts	54	(9)	–	8	–	–	53	(9)
Equity contracts	64	51	–	–	(16)	(8)	91	45	(6)
Derivative financial instruments – liabilities
Interest rate contracts	(187)	(142)	–	(7)	4	–	(332)	(142	)(7)
Equity contracts	(167)	7	–	–	30	(1)	(131)	(3	)(6)
	(236)	(93)	–	1	18	(9)	(319)	(109)
Deposits(8)	(1,163)	6	–	–	1,157	–	–	–	(5)
Total	$732	$(94)	$(26)	$52	$(144)	$(12)	$508	$(110)
(1)	Gains and losses on trading assets and all derivative financial instruments are included in trading revenues in the Consolidated Statement of Income. Gains and losses on disposal of investment securities are included in net gain on sale of investment securities in the Consolidated Statement of Income.
(2)	Gains and losses from fair value changes of investment securities are presented in the net change in unrealized gains (losses) on available-for-sale securities in the Consolidated Statement of Comprehensive Income.
(3)	These amounts represent the gains and losses from fair value changes of Level 3 instruments still held at the end of the period that are recorded in the Consolidated Statement of Income.
(4)	Trading assets include an insignificant amount of financial assets designated at fair value through profit or loss.
(5)	The unrealized gains on income fund units are mostly offset by the mark-to-market changes in an equity-linked deposit note and certain other derivative instruments in structured transactions. Both gains and offsetting losses are included in trading revenues in the Consolidated Statement of Income.
(6)	Certain unrealized gains and losses on derivative assets and liabilities are largely offset by mark-to-market changes on other instruments included in trading revenues in the Consolidated Statement of Income, since these instruments act as an economic hedge to certain derivative assets and liabilities.
(7)	Certain unrealized losses on interest rate derivative contracts are largely offset by mark-to-market changes on embedded derivatives on certain deposit notes in the Consolidated Statement of Income.
(8)	These amounts represent embedded derivatives bifurcated from structured deposit notes.

The following table summarizes the changes in Level 3 instruments carried at fair value for the three months ended October 31, 2016:

	As at October 31, 2016
($ millions)	Fair value, beginning of the quarter	Gains/ (losses) recorded in income(1)	Gains/ (losses) recorded in OCI	Purchases/ Issuances	Sales/ Settlements	Transfers into/ out of Level 3	Fair value, end of the quarter
Trading assets(2)	$1,202	$24	$–	$–	$(4)	$–	$1,222
Investment securities	984	2	33	178	(288)	–	909
Derivative financial instruments	(44)	(27)	–	(20)	(147)	2	(236)
Deposits(3)	(1,141)	(22)	–	–	–	–	(1,163)
(1)	Gains or losses for items in Level 3 may be offset with losses or gains on related hedges in Level 1 or Level 2.
(2)	Trading assets include an insignificant amount of financial assets designated at fair value through profit or loss.
(3)	These amounts represent embedded derivatives bifurcated from structured deposit notes.

Significant transfers

Significant transfers can occur between the fair value hierarchy levels when additional or new information regarding valuation inputs and their refinement and observability become available. The Bank recognizes transfers between levels of the fair value hierarchy as of the end of the reporting period during which the change has occurred.

There were no significant transfers between the levels during the three months ended January 31, 2017 and October 31, 2016.

52    Scotiabank First Quarter Report 2017

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Level 3 sensitivity

The Bank applies judgment in determining unobservable inputs used to calculate the fair value of Level 3 instruments.

Refer to Note 6 of the Bank’s consolidated financial statements in the 2016 Annual Report for a description of the significant unobservable inputs for Level 3 instruments and the potential effect that a change in each unobservable input may have on the fair value measurement. There have been no significant changes to the Level 3 sensitivities during the quarter.

19.	Corporate income taxes

In November 2016, the Bank received a federal reassessment of $179 million for tax and interest as a result of the Canada Revenue Agency denying the tax deductibility of certain Canadian dividends received during the 2011 taxation year. The circumstances of the dividends subject to the reassessment are similar to those prospectively addressed by recently enacted rules which had been introduced in the 2015 Canadian federal budget. It is possible that subsequent years may be reassessed for similar activities. The Bank is confident that its tax filing position was appropriate and in accordance with the relevant provisions of the Income Tax Act (Canada), and intends to vigorously defend its position.

20.	Business combinations and disposition

Current Quarter

Disposition

HollisWealth

On December 5, 2016, the Bank announced that they had reached an agreement to sell HollisWealth. The transaction, which is subject to applicable regulatory approvals, is expected to close later in 2017.

Prior Quarters

Acquisitions

Citibank Panama and Costa Rica Retail Banking Operations

On February 1, 2016, the Bank acquired 100% of the issued and outstanding common shares of Citigroup Panama and Citigroup Costa Rican entities (renamed Scotiabank Transformandose in both countries) for cash consideration of US$360 million. The acquisitions were accounted for as a business combination and resulted in the recognition of approximately $1.9 billion in assets (mainly consumer and credit card loans) and $1.6 billion in liabilities (mainly deposits). The acquisitions form part of the International Banking business operating segment. The Bank recorded fair value adjustments to the acquired loans, representing a credit mark of $190 million, finite life intangible assets of $23 million relating to client relationships, low cost deposits and insurance contracts, and goodwill of $241 million.

Scotiabank First Quarter Report 2017    53

SHAREHOLDER INFORMATION

Direct deposit service

Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the transfer agent.

Dividend and Share Purchase Plan

Scotiabank’s dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.

As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. All administrative costs of the plan are paid by the Bank.

For more information on participation in the plan, please contact the transfer agent.

Dividend dates for 2017

Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

Record Date	Payment Date
January 3, 2017	January 27, 2017
April 4, 2017	April 26, 2017
July 4, 2017	July 27, 2017
October 3, 2017	October 27, 2017

Annual Meeting date for fiscal 2016

The Annual Meeting for fiscal year 2016 is scheduled for April 4, 2017, in Toronto, Ontario, Canada.

Duplicated communication

If your shareholdings are registered under more than one name or address, multiple mailings will result. To eliminate this duplication, please write to the transfer agent to combine the accounts.

Normal Course Issuer Bid

A copy of the Notice of Intention to commence the Normal Course Issuer Bid is available without charge by contacting the Secretary’s Department at (416) 866-3672.

Website

For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Conference call and Web broadcast

The quarterly results conference call will take place on February 28, 2017, at 8:00 am EST and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone, toll-free, at (416) 847-6330 or 1-866-530-1553 (please call five to 15 minutes in advance). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com. Following discussion of the results by Scotiabank executives, there will be a question and answer session.

A telephone replay of the conference call will be available from February 28, 2017, to March 15, 2017, by calling (647) 436-0148 or 1-888-203-1112 (North America toll-free) and entering the access code 4028782# and the pin 9876#. The archived audio webcast will be available on the Bank’s website for three months.

Contact information

Investors:

Financial analysts, portfolio managers and other investors requiring financial information, please contact Investor Relations, Finance Department:

Scotiabank

Scotia Plaza, 44 King Street West

Toronto, Ontario, Canada M5H 1H1

Telephone: (416) 775-0798

Fax: (416) 866-7867

E-mail: investor.relations@scotiabank.com

Media:

For media enquiries, please contact the Public and Corporate Affairs Department at the above address.

Telephone: (416) 866-6806

Fax: (416) 866-4988

E-mail: corporate.communications@scotiabank.com

54    Scotiabank First Quarter Report 2017

SHAREHOLDER INFORMATION

Shareholders:

For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank’s transfer agent:

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario, Canada M5J 2Y1

Telephone: 1-877-982-8767

Fax: 1-888-453-0330

E-mail: service@computershare.com

Co-Transfer Agent (U.S.A.)

Computershare Trust Company N.A.

250 Royall Street

Canton, MA 02021 U.S.A.

Telephone: 1-800-962-4284

For other shareholder enquiries, please contact the Finance Department:

Scotiabank

Scotia Plaza, 44 King Street West

Toronto, Ontario, Canada M5H 1H1

Telephone: (416) 866-4790

Fax: (416) 866-4048

E-mail: corporate.secretary@scotiabank.com

Rapport trimestriel disponible en français

Le Rapport annuel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations publiques, Affaires de la société et Affaires gouvernementales, La Banque de Nouvelle-Écosse, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l’étiquette d’adresse, afin que nous puissions prendre note du changement.

Scotiabank First Quarter Report 2017    55

The Bank of Nova Scotia is incorporated in Canada with limited liability.